Exhibit 99.1

BioNTech SE
Mainz

Invitation to the Annual General Meeting 2022
on June 1, 2022
(Virtual Annual General Meeting)

Dear Sirs/Madam1,
We hereby invite you as a shareholder of BioNTech SE, Mainz (the "Company") to the Annual General Meeting to be held on Wednesday, 1 June 2022 at 14:00 (CEST). The Annual General Meeting is convened pursuant to Art. 2 Sec. 1 para. 2 of the Act on Measures in the Law on Companies, Cooperatives, Associations, Foundations and Condominiums to Combat the Effects of the COVID-19 Pandemic of March 27, 2020 (German Federal Gazette I, p. 570), as last amended by the Act on the Further Shortening of the Residual Debt Exemption Procedure and on the Adjustment of Pandemic-Related Provisions in Company, Cooperative, Association and Foundation Law and in Tenancy and Lease Law of December 22, 2020 (German Federal Gazette I p. 3328) , the validity of which was extended until 31 August 2022 by the Act on the Establishment of a Special Fund "Reconstruction Assistance 2021" and on the Temporary Suspension of the Obligation to File an Insolvency Petition due to Heavy Rainfall and Floods in July 2021 and on the Amendment of Other Laws of 10 September 2021 (Federal Law Gazette 2021 I p. 4147) ("COVID-19 Act"), as a virtual general meeting without the physical presence of the shareholders or their proxies. The virtual Annual General Meeting will be broadcast to all shareholders and their proxies, to holders of American Depositary Shares ("ADSs") issued by The Bank of New York Mellon (the "Depositary") (the "ADS Holders") and to the interested public on Wednesday, 1 June 2022, starting at 2:00 p.m. (CEST), via a website accessible at " https://investors.biontech.de/agm". The place of the meeting within the meaning of the German Stock Corporation Act (Aktiengesetz, AktG) is Prannerstraße 10, 80333 Munich.
I.Agenda
1.Presentation of the Adopted Annual Financial Statements, the Approved Consolidated Financial Statements, and the Combined Management Report for the Company and the Group as well as the report of the Supervisory Board for the Company, each for the 2021 Financial Year or as of 31 December 2021, respectively
The Supervisory Board has approved the annual financial statements and consolidated financial statements prepared by the Management Board; the annual financial statements are thereby adopted. Therefore, the Annual General Meeting does not have to pass a resolution on this agenda item 1. Instead, the aforementioned documents will be made available to the Annual General Meeting and explained by the Management Board or - in the case of the report of the Supervisory Board - by the Chairman of the Supervisory Board. Within the scope of their right to ask questions, the shareholders have the opportunity to ask questions on the documents presented.
All these documents are available on our website at " https://investors.biontech.de/agm".
1     For the sole purpose of better readability, gender-specific spelling is not used in this invitation. All personal terms and concepts are to be understood as gender-neutral in the sense of equal treatment.

2.Resolution on the Appropriation of the Balance Sheet Profit
The Management Board and the Supervisory Board propose that the net retained profits of BioNTech SE from the past 2021 financial year in the amount of EUR 10,264,769,822.30 be appropriated as follows:

Balance sheet profit:	EUR 10,264,769,822.30
Distribution of a dividend of EUR 2.00 per no-par value share entitled to dividend for the past 2021 financial year:	EUR 486,038,432.00
Transfer to retained earnings:	EUR 5,132,384,911.15
Profit carried forward:	EUR 4,646,346,479.15

The proposal for the appropriation of profits takes into account the 3,788,592 treasury shares held directly or indirectly by the Company at the time the annual financial statements were prepared by the Management Board, and which are not entitled to dividends pursuant to Sec. 71b of the German Stock Corporation Act. Should the number of no-par value shares entitled to dividends for the past 2021 financial year change by the time of the Annual General Meeting, a corresponding proposal for an amended resolution will be submitted to the Annual General Meeting, which will provide for an unchanged dividend of EUR 2.00 per no-par value share entitled to dividends as well as correspondingly adjusted amounts for the total distribution and the profit carried forward.
Pursuant to Sec. 58 para. 4 sentence 2 of the German Stock Corporation Act, the entitlement to the dividend is due on the third business day following the resolution of the Annual General Meeting, i.e., on Tuesday, 7 June 2022.
3.Approval of the Actions of the Management Board
The Management Board and the Supervisory Board propose to approve the actions of the members of the Management Board for the 2021 financial year.
4.Approval of the Actions of the Supervisory Board
The Management Board and the Supervisory Board propose to approve the actions of the members of the Supervisory Board for the 2021 financial year.
5.Appointment of the Auditor for the 2022 Financial Year
The Supervisory Board proposes - based on the recommendation of the Audit Committee - that the auditing company Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, with its registered office in Stuttgart (Cologne branch; Börsenplatz 1, 50667 Cologne, Germany) as auditor for the 2022 financial year and, in each case, in the event that an audit or review or similar measure is to be performed with respect to a half-year financial report, interim financial statements or comparable periodic financial statements or in each case a management report for the relevant period, also on the basis of a voluntary resolution of the Company to that effect, and the period to which the relevant financial statements or report relate lies wholly or partly within the 2022 financial year, to appoint the aforementioned auditing firm as auditor for the relevant financial statements or report.
6.Resolution on the Approval of the Remuneration Report
Following the amendment of the German Stock Corporation Act by the Act Implementing the Second Shareholder Rights Directive (ARUG II), a remuneration report pursuant to Sec. 162 of the German Stock Corporation Act must in future be prepared by the Management Board and Supervisory Board of listed companies and submitted to the Annual General Meeting for approval pursuant to Sec. 120a para. 4 of the German Stock Corporation Act.
The remuneration report was audited by the auditor pursuant to Sec. 162 para. 3 of the German Stock Corporation Act to determine whether the legally required information pursuant to Sec. 162 para. 1 and 2 of the German Stock Corporation Act was provided. The report on the audit of the remuneration report is attached to the remuneration report.
The Management Board and the Supervisory Board propose that the remuneration report for the 2021 financial year, prepared and audited in accordance with Sec. 162 of the German Stock Corporation Act, be approved.
The remuneration report is printed after the agenda in section II. "Reports and attachments to items on the agenda" under item 1 and is available on our website at " https://investors.biontech.de/agm" from the time the Annual General Meeting is convened. Furthermore, the remuneration report will also be accessible there during the Annual General Meeting.
7.Resolution on the Amendment of Sec. 9 para. 1 of the Articles of Association (Expansion of the Supervisory Board)
Currently, the Supervisory Board consists of four members according to Sec. 9 para. 1 of the Articles of Association of the Company. The number of Supervisory Board members shall be increased to six in the future. This expansion takes into account the continuing growth of the Company and opens up the possibility of gaining additional expertise for the work of the Supervisory Board. The two additional seats on the Supervisory Board are to be filled by the election of two additional Supervisory Board members proposed under agenda item 8 of the Annual General Meeting.
The Management Board and the Supervisory Board propose to resolve:
Sec. 9 para. 1 of the Articles of Association of the Company shall be amended as follows:
„Der Aufsichtsrat besteht aus sechs Mitgliedern.“
8.Resolutions on Elections to the Supervisory Board
After the amendment to the Articles of Association to be resolved under agenda item 7 takes effect, the Supervisory Board of BioNTech SE will be composed of six members elected by the Annual General Meeting in accordance with Article 40 para. 2 and 3 of Regulation (EC) No. 2157/2001 (SE Regulation), Article 17 para. 1 sentences 2 and 4 of the SE Implementation Act and Sec. 9 para. 1 of the Articles of Association.
Pursuant to Sec. 111 para. 5 of the German Stock Corporation Act, on 4 May 2020, the Supervisory Board set the target for the proportion of women on the Supervisory Board at 25%. The deadline by which this target is to be achieved was set at 31 December 2022.

Unfortunately, the proposed election of one female and one male candidate does not meet these targets. In preparation for the election proposals for this Annual General Meeting, a large number of female and male candidates were interviewed. The focus was on finding candidates with expertise in the areas of accounting and auditing, compliance, corporate governance, but above all production, logistics and supply chain. The aim was to find a Supervisory Board member who could support the Company along the value chain in the market. Until the end, there were two female candidates on the shortlist for the above-mentioned areas who matched the competence profile. One of them is Prof. Dr. Anja Morawietz, who will also be proposed for election at this Annual General Meeting and who, among other things, has special expertise in the areas of accounting and auditing. However, it has proved very difficult to find a female candidate for the area of production, logistics and supply chain who matches the competence profile. The second possible candidate already held other Supervisory Board mandates at large listed companies, so that, from the Supervisory Board's point of view, it could not have been guaranteed that she would have had sufficient time to perform her duties as a member of the Supervisory Board of BioNTech SE. Prof. Dr. Rudolf Staudigl, in turn, has expertise in the areas of production, natural sciences and international markets, especially in China and India. He also understands biotechnological products due to his many years of activity as the Chairman of the Board of Directors of an international company, which is of great importance for the development of BioNTech SE. In addition, he also has the necessary scientific understanding due to his honorary professorship for industrial chemistry at the Technical University of Munich. After intensive deliberations, the Supervisory Board has therefore decided to propose Prof. Dr. Rudolf Staudigl for election as a further member of the Supervisory Board. For this reason, the self-imposed target regarding the target number of women on the Supervisory Board cannot be achieved in connection with the present election proposals. The topic of diversity will be given special consideration in the upcoming Supervisory Board elections next year.
The election of Prof. Dr. Anja Morawietz and Prof. Dr. Rudolf Staudigl shall be for a term of office beginning with the entry of the amendment to the Articles of Association to be resolved under agenda item 7 in the Commercial Register and lasting until the end of the Annual General Meeting that resolves on the discharge for the 2025 financial year.
The Supervisory Board proposes - taking into account the objectives resolved by the Supervisory Board for its composition (with the exception of the target figure for the proportion of women on the Supervisory Board) and the competence profile drawn up by the Supervisory Board for the entire body, which are published in the declaration on corporate governance pursuant to Sec. 289f and 315f of the German Commercial Code (Handelsgesetzbuch, HGB) - to elect the persons listed below under item 8.1 and item 8.2 with effect from the entry of the amendment to the Articles of Association to be resolved under agenda item 7 in the Commercial Register. The term of office lasts until the end of the Annual General Meeting which decides on the discharge for the third business year after the beginning of the term of office. The business year in which the term of office begins shall not be counted. The election shall take place as an individual election.
8.1    Prof. Dr. Anja Morawietz, Frankfurt am Main
Professor of External Accounting and General Business Administration at the Nuremberg University of Applied Sciences Georg Simon Ohm
8.2    Prof. Dr. Rudolf Staudigl, Burghausen
Independent consultant and member of the Supervisory Board of TÜV Süd Aktiengesellschaft
Furthermore, to ensure the sustainable and successful implementation of the Company's objectives, a high degree of continuity should also be ensured in the work of the Supervisory Board beyond the 2023 year and the scheduled election of new Supervisory Board members next year. Therefore, the Chairman of the Supervisory Board, Mr. Helmut Jeggle, shall be reappointed early by the Annual General Meeting to ensure his participation in the Supervisory Board beyond 2023. The current term of office of Mr. Helmut Jeggle shall end at the end of the 2022 Annual General Meeting and the remaining term of the current term of office shall be counted towards the new term of office. The re-election of Mr. Helmut Jeggle shall take place for a term of office that begins at the end of the Annual General Meeting and lasts until the end of the Annual General Meeting that resolves on the discharge for the 2025 financial year.
The Supervisory Board proposes - taking into account the objectives resolved by the Supervisory Board for its composition (with the exception of the target figure for the proportion of women on the Supervisory Board) and the competence profile drawn up by the Supervisory Board for the entire body, which are published in the declaration on corporate governance pursuant to Sec. 289f and 315f of the German Commercial Code (Handelsgesetzbuch) - to elect Mr. Helmut Jeggle as a member of the Supervisory Board with effect from the end of the Annual General Meeting. The appointment is made with the proviso that the current term of office ends at the end of the Annual General Meeting and a new term of office begins immediately thereafter, which lasts until the end of the Annual General Meeting that resolves on the discharge for the third financial year after the beginning of the term of office. The financial year in which the term of office begins shall not be counted.
8.3    Mr. Helmut Jeggle, Holzkirchen
Managing Partner of Salvia GmbH and entrepreneurial venture capital investor.
The election proposals are based on corresponding proposals of the Compensation, Nominating and Corporate Governance Committee.
In accordance with recommendation C.13 of the German Corporate Governance Code ("GCGC"), it is declared that, in the opinion of the Supervisory Board, the candidates Prof. Dr. Anja Morawietz and Prof. Dr. Rudolf Staudigl do not have any personal or business relationships with BioNTech SE or its group companies, the executive bodies of BioNTech SE or a shareholder with a significant stake in BioNTech SE that an objectively judging shareholder would regard as decisive for his election decision.
The candidate Mr. Helmut Jeggle held various management positions for ATHOS KG (formerly ATHOS Service GmbH) until his retirement as general partner of ATHOS KG on 30 April 2021, most recently as personally liable partner (general partner (Komplementär)). ATHOS KG, Holzkirchen, Germany, owns 100% of the shares in AT Impf GmbH, Munich, Germany, and was the beneficial owner of 43.8% of the ordinary shares in BioNTech SE as of the reporting date 31 December 2021. ATHOS KG exercises de facto control over BioNTech SE, as it was able to exercise the majority of the voting rights in the adoption of resolutions at the Annual General Meeting due to its substantial shareholding. After his departure as a general partner of ATHOS KG on 30 April 2021, Mr. Helmut Jeggle neither holds an executive body function at a shareholder with a significant interest in the Company nor a shareholding under corporate law in a shareholder with a significant interest in the Company. Shareholders who directly or indirectly hold more than 10% of the voting shares of the Company are deemed to have a material interest within the meaning of recommendation C.13 GCGC.
Notwithstanding the fact that Mr. Helmut Jeggle has been a member of the Supervisory Board for more than twelve years, he is to be regarded as independent of the Company and the Management Board, as he has no personal or business relationship with the Company or the Management Board that constitutes a material and not merely temporary conflict of interest. The length of membership alone is only one of four indicators to be taken into account according to the GCGC when assessing the independence of the members of the Supervisory Board and is not the only decisive factor. In the opinion of the Supervisory Board, all relevant circumstances must be taken into account in an overall assessment of the independence of a Supervisory Board member. The other three indicators explicitly mentioned in the DCGK, which are to be assessed when evaluating the independence of a Supervisory Board member, are not fulfilled with regard to Mr. Helmut Jeggle. These indicators are, in particular, whether the Supervisory Board member himself/herself or a close family member of the Supervisory Board member:
•was a member of the Management Board in the two years preceding the appointment,
•currently has or has had a material business relationship with the Company or a company dependent on it, either directly or as a shareholder or in a responsible function of a company outside the group, or in the year up to his appointment, or
•is a close family member of a member of the Management Board.
In the opinion of the Supervisory Board, it is in the Company's interest to continue to use the many years of experience of Mr. Helmut Jeggle as a member of the Supervisory Board of BioNTech SE for the benefit of the Company. The Supervisory Board is convinced that the automatic departure of a Supervisory Board member after twelve years of membership of the Supervisory Board is not suitable for improving or professionalizing the work of the Supervisory Board, irrespective of an individual consideration of the respective Supervisory Board members and the respective composition of the Supervisory Board. In the opinion of the Supervisory Board, it may therefore be in the interest of the Company regarding continuity and a sustainable long-term orientation of the Company for a Supervisory Board member to serve on the Supervisory Board for longer than twelve years.
After careful examination, the Supervisory Board has therefore concluded that Prof. Dr. Anja Morawietz, Prof. Dr. Rudolf Staudigl and Mr. Helmut Jeggle are independent in the sense of recommendation C.6 of the GCGC.
Prof. Dr. Anja Morawietz has expertise in the field of accounting as well as in the field of auditing in the sense of Sec. 100 para. 5 of the German Stock Corporation Act.
The Supervisory Board has also assured Prof. Dr. Anja Morawietz, Prof. Dr. Rudolf Staudigl and Mr. Helmut Jeggle that they have sufficient time to perform their duties as members of the Supervisory Board of BioNTech SE.
It is intended to propose Mr. Helmut Jeggle again as a candidate for the chairmanship of the Supervisory Board in the event of his re-election to the Supervisory Board.
The curricula vitae of Prof. Dr. Anja Morawietz, Prof. Dr. Rudolf Staudigl and Mr. Helmut Jeggle are printed after the agenda in section II. "Reports and attachments to items on the agenda" under item 2. These are also published at " https://investors.biontech.de/agm" and will also be accessible there during the Annual General Meeting.
9.Resolution on the Remuneration and on the Remuneration System for the Members of the Supervisory Board and an Amendment to Sec. 9 para. 6 of the Articles of Association
Pursuant to Sec. 113 para. 3 of the German Stock Corporation Act, the Annual General Meeting of a listed company must resolve on the remuneration of the members of the Supervisory Board at least every four years.
The remuneration of the members of the Supervisory Board regulated in Sec. 9 para. 6 of the Company's Articles of Association was resolved at the Annual General Meeting on 22 June 2021. The regulation provides that the Supervisory Board remuneration is structured as a purely fixed remuneration. The exact wording of Sec. 9 para. 6 of the Articles of Association and the underlying abstract remuneration system for the Supervisory Board with the information pursuant to Sec. 113 para. 3 sentence 3 and Sec. 87a para. 1 sentence 2 of the German Stock

Corporation Act are presented in this convening invitation in Section II "Reports and Annexes to agenda items - 3. Remuneration system for the members of the Supervisory Board of BioNTech SE (for agenda item 9)".
Due to the rapid growth of the BioNTech Group in the past financial year and the increasing complexity of the individual topics in the committees, more meetings and telephone conferences were necessary in the individual committees in the past financial year than before. The Audit Committee held a total of ten meetings, the Compensation, Nominating and Corporate Governance Committee a total of eleven meetings and the Capital Markets Committee a total of seven meetings in the 2021 financial year. In addition, regular telephone conferences were held in each committee. The workload increased enormously for the respective committee members. The work of the committees was associated with a significant additional workload. This additional workload is also to be expected for the current financial year, which, due to the development of the Company, will probably correspond to the workload for the 2021 financial year. After a thorough examination, the Management Board and the Supervisory Board have therefore concluded that the activity in a committee should be remunerated separately due to the additional workload. Therefore, an ordinary committee member shall receive an additional annual remuneration of EUR 5,000 per Committee in the future. At the same time, the workload of the chair of the Supervisory Board Committees has increased enormously. Therefore, the chair of a committee other than the Audit Committee shall in future be remunerated with EUR 15,000 per year.
While maintaining the system for the remuneration of Supervisory Board members, the remuneration for the respective chair of a committee (except for the chair of the Audit Committee) shall be increased and a separate remuneration for ordinary committee members shall be introduced. Accordingly, Sec. 9 para. 6 of the Articles of Association of the Company shall be revised.
The new provision of Sec. 9 para. 6 of the Articles of Association of the Company shall become effective upon entry of the amendment to the Articles of Association in the Commercial Register of the Company and shall apply retroactively from the beginning of the current 2022 financial year.
The Management Board and the Supervisory Board propose that the following be resolved:
9.1    Amendment of Sec. 9 para. 6 of the Articles of Association
Sec. 9 para. 6 of the Articles of Association shall be amended as follows: "In addition to reimbursement of their expenses, the members of the Supervisory Board shall receive annual compensation of EUR 70,000, the Chair three times this amount and the Vice Chair one and a half times this amount. The Chair of the Audit Committee shall receive an additional annual compensation of EUR 30,000. The respective Chair of another committee shall receive an additional annual compensation of EUR 15,000. An ordinary committee member receives an additional annual remuneration of EUR 5,000 per committee. Members of the Supervisory Board who are only members of the Supervisory Board for part of the financial year or who chair or vice-chair the Supervisory Board or the Audit Committee or another committee shall receive the respective compensation on a pro-rata basis. The same applies insofar as this regulation or this regulation in a specific version is only in force during part of the financial year. If the reimbursement of expenses or the compensation is subject to value added tax, the value added tax shall be paid in addition. In its own interest, the Company shall maintain appropriate D&O liability insurance for its corporate bodies and management, which shall also include the members of the Supervisory Board and be co-insured at the expense of the Company."
9.2    System for the remuneration of the members of the Supervisory Board

"The remuneration regulations for the members of the Supervisory Board, which have been adjusted in this way and are otherwise unchanged, are confirmed and the remuneration system for the members of the Supervisory Board printed in the invitation to the meeting under section II "Reports and annexes to items on the agenda - 3. remuneration system for the members of the Supervisory Board of BioNTech SE (regarding agenda item 9)" is adopted. "
10.Conclusion of Inter-Company Agreements
The Management Board and the Supervisory Board propose to approve the conclusion of domination and profit and loss transfer agreements between the Company and BioNTech Innovation GmbH and between the Company and BioNTech Innovation and Services Marburg GmbH, whereby the Company shall be the controlling company under the respective domination and profit and loss transfer agreement and BioNTech Innovation GmbH and BioNTech Innovation GmbH shall each be the controlled company.
To become effective, the domination and profit and loss transfer agreements require the approval of the Company's Annual General Meeting and the shareholders' meeting of the respective controlled company as well as the entry in the Commercial Register of the respective controlled company. It is intended that shortly after the Company's Annual General Meeting, the shareholders' meetings of BioNTech Innovation GmbH and BioNTech Innovation and Services Marburg GmbH will approve and conclude the agreements.
There are currently no domination and profit and loss transfer agreements between the Company and BioNTech Innovation GmbH and BioNTech Innovation and Services Marburg GmbH. The purpose of the agreement in each case is to establish a consolidated tax group for corporate income tax and trade tax purposes, which would enable profits arising at the level of the respective controlled company to be offset against existing losses at the level of the controlling company.
Main content of the domination and profit and loss transfer agreements to be concluded
The main content of each of the contracts is as follows:
Main content of the domination and profit and loss transfer agreement to be concluded with BioNTech Innovation GmbH
The Company holds all shares in BioNTech Innovation GmbH.
BioNTech Innovation GmbH, as the controlled company, subordinates its management to the Company, which is thereby entitled to issue instructions to the management of BioNTech Innovation GmbH. The management and representation of BioNTech Innovation GmbH remains the responsibility of its managing directors.
As a controlled company, BioNTech Innovation GmbH is required to transfer its profits to the Company, i.e., the controlling company, in accordance with Sec. 301 of the German Stock Corporation Act.
The Company, as the controlling company, is required to offset any annual loss of BioNTech Innovation GmbH which would otherwise arise during the term of the agreement. The provisions of Sec. 302 of the German Stock Corporation Act, as amended, shall apply to the transfer of losses.
The domination and profit and loss transfer agreement shall become effective upon entry in the Commercial Register of BioNTech Innovation GmbH, whereby the agreement shall apply retroactively as of the beginning of the financial year of BioNTech Innovation GmbH in which the domination agreement has been entered in the Commercial Register of BioNTech Innovation GmbH. An exception in this respect applies to the authority to issue instructions as described above, which shall not apply retroactively but only as of the registration of the domination and profit and loss transfer agreement in the Commercial Register of BioNTech Innovation GmbH.
The domination and profit and loss transfer agreement shall be concluded for a fixed term of five years from the beginning of the financial year of BioNTech Innovation GmbH in which the agreement is entered in the Commercial Register of the registered office of BioNTech Innovation GmbH. The agreement shall be renewed unchanged and with the same right of termination for one year at a time if it is not terminated by either party at least six months prior to its expiry. If the end of the term or of an extension does not fall at the end of a financial year of BioNTech Innovation GmbH, the term shall be extended until the end of the then current financial year.
In addition, there is the right to extraordinary termination of the agreement without notice for good cause. Good cause entitling both the controlling company and the controlled company to terminate the agreement includes, but is not limited to, the sale of shares in the controlled company or the contribution of the shareholding by the controlled company, the merger, demerger or liquidation of the controlling company or the controlled company, or if the controlling company no longer holds the majority of voting rights from the shares in the controlled company.
The domination and profit and loss transfer agreement may also be terminated by mutual agreement instead of notice.
If the validity of the agreement or its proper implementation is not or not fully recognized for tax purposes during the five-year period, the five-year period shall not begin until the first day of the financial year of the controlled company following the year in which the conditions for the recognition for tax purposes of the validity of the agreement or its proper implementation did not yet exist.
The domination and profit and loss transfer agreement does not provide for any compensation or settlement claims.
Main content of the domination and profit and loss transfer agreement to be concluded with BioNTech Innovation and Services Marburg GmbH
The Company holds all shares in BioNTech Innovation and Services Marburg GmbH.
The domination and profit and loss transfer agreement to be concluded with BioNTech Innovation and Services Marburg GmbH has the same content as the agreement to be concluded with BioNTech Innovation GmbH.
In particular, no compensation and settlement claims are provided for in the agreement, as the Company is the sole shareholder of BioNTech Innovation and Services Marburg GmbH.
Contractual reviews of the domination and profit and loss transfer agreements to be concluded with BioNTech Innovation GmbH and BioNTech Innovation and Services Marburg GmbH respectively
For the drafts of the domination and profit and loss transfer agreements between the Company as the controlling company and BioNTech Innovation GmbH as the controlled company, and between the Company as the controlling company and BioNTech Innovation and Services Marburg GmbH as the controlled company, there was no audit of the agreements in accordance with Sec. 293b of the German Stock Corporation Act. In both cases, this was not necessary due to the shareholding ratios pursuant to Sec. 293b para. 1 of the German Stock Corporation Act, as the Company holds all shares in BioNTech Innovation GmbH and BioNTech Innovation and Services Marburg GmbH and will hold them at the time of conclusion of both agreements.
10.1    Approval of the conclusion of the domination and profit and loss transfer agreement between the Company as controlling company and BioNTech Innovation GmbH as dependent company
The Management Board and Supervisory Board propose to resolve as follows:
"The Annual General Meeting approves the conclusion of the domination and profit and loss transfer agreement between the Company and BioNTech Innovation GmbH, a limited liability company with its registered office in Mainz, registered in the Commercial Register of the Mainz Local Court under HRB 51019."
10.2    Approval of the conclusion of the domination and profit and loss transfer agreement between the Company as controlling company and BioNTech Innovation and Services Marburg GmbH as dependent company
The Management Board and Supervisory Board propose to resolve as follows:
"The Annual General Meeting approves the conclusion of the domination and profit and loss transfer agreement between the Company and BioNTech Innovation and Services Marburg GmbH, a limited liability company with its registered office in Marburg, registered in the Commercial Register of the Local Court of Marburg under HRB 7835."
In connection with the approvals to be resolved under this agenda item 10 on the conclusion of the respective control and profit and loss transfer agreements, the following documents are accessible on our website at the following address
https://investors.biontech.de/agm
from the date of convening the Annual General Meeting until the date of the Annual General Meeting:
•the drafts of the domination and profit and loss transfer agreements, the conclusion of which requires the approval of the Annual General Meeting;
•the annual financial statements and management reports of the contracting companies for the last three financial years, unless the companies concerned are exempt from preparation and such already exist after the establishment of the respective company; and
•the joint reports of the Company's Management Board and the respective management of the controlled companies pursuant to Sec. 293a of the German Stock Corporation Act.

II.Reports and Annexes to Items on the Agenda
1.Remuneration Report (to Item 6 of the Agenda)
A.Remuneration Report
The remuneration report describes the structure and individualized amount of the compensation components of the Management Board and Supervisory Board of BioNTech SE, hereinafter also referred to as “BioNTech,” the “Group,” “we” or “us,” as well as the remuneration system applied for the year ended December 31, 2021.
The report is aligned with the requirements of Sec. 162 AktG, the recommendations of the German Corporate Governance Code as amended on December 16, 2019. The disclosures in our Remuneration Report are explicitly not expense-related and do not follow the IFRS regulations as published in our consolidated financial statements or the HGB regulations as published in the statutory financial statements of BioNTech SE.
Our Management Board and Supervisory Board have jointly agreed to engage our auditors to perform a substantive audit of the report.
We prepare and publish this report in Euros and round numbers to thousands or millions of Euros, respectively. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them, and figures presented in the explanatory notes may not precisely add up to the rounded arithmetic aggregations.
B.    Review of the Year Ended December 31, 2021
The year ended December 31, 2021 was another transformational year for us. Since December 2020, our COVID-19 vaccine has been fully approved, granted conditional marketing authorization, or approved or authorized for emergency or temporary use in over 100 countries and regions worldwide. Consequently, during the year ended December 31, 2021 we emphasized bringing our production capabilities up to full speed to help ensure global supply of our vaccine. During the year ended December 31, 2021, we and Pfizer delivered more than 2.6 billion doses of our COVID-19 vaccine to more than 165 countries and regions worldwide, including approximately 1 billion doses to low- and middle-income countries. Simultaneously, we continued pushing forward our vision to harness the power of the immune system to fight human diseases and expanded our pipeline by starting nine oncology clinical trials, including launching four Phase 2 trials and five first-in-human studies. We have established offices around the globe, acquired and integrated a cell manufacturing facility in the United States, and entered new strategic partnerships to further strengthen and expand our multimodal immunotherapy portfolio and deliver breakthrough precision medicines for patients. We have also had robust and rapid growth and have welcomed many new colleagues along the way. These achievements, along with the transformation plans which were developed during the year ended December 31, 2021, will allow us to use the once-in-a-generation opportunity to transform medicine going forward.
During the year ended December 31, 2021, we expanded our management team by appointing Jens Holstein to the Management Board as Chief Financial Officer (CFO) as of July 1, 2021. Jens Holstein took over the CFO role from Dr. Sierk Poetting, which has enabled him to fully focus on his tasks as Chief Operating Officer (COO) going forward. During the year ended December 31, 2021 there were no changes to our Supervisory Board.
To contribute to the promotion of the business strategy and the long-term development of BioNTech, we challenged our compensation system during the year ended December 31, 2021.

Following a thorough review, our Supervisory Board slightly modified the compensation system for the members of the Management Board, and this modified system was approved by the Annual General Meeting in June 2021. At the same Annual General Meeting, the compensation amounts of our Supervisory Board members were slightly adjusted, while generally retaining the system for the compensation of Supervisory Board members.
The compensation system and the actual compensation according to Sec. 87a AktG are presented below.
C.    Remuneration of Supervisory Board Members
The remuneration system of our Supervisory Board as included in our Articles of Association is structured as purely fixed compensation. While retaining the system for the compensation of Supervisory Board members, the compensation of Supervisory Board members was adjusted during the year ended December 31, 2021 to maintain its competitiveness. The new provisions were approved by the Annual General Meeting on June 22, 2021 and were applied on a pro-rata basis from July 23, 2021, the date of entry of the corresponding amendment to the Articles of Association in our Commercial Register. Pursuant to Sec. 113 para. 3 AktG, as amended by the Act Implementing the Second Shareholder Rights Directive, the Annual General Meeting of a listed company must pass a resolution on the compensation of the members of the Supervisory Board at least every four years.
Until July 23, 2021, the annual remuneration for each member of the Supervisory Board amounted to €50,000. However, the chairman was entitled to receive €150,000 per year and the vice chairman €75,000 per year. In addition, the chairman of the audit committee was entitled to be paid €20,000 per year.
From July 23, 2021, the members of the Supervisory Board receive an annual compensation of €70,000, the Chairman €210,000 and the Vice Chairman €105,000. The Chairman of the Audit Committee shall receive an additional annual compensation of €30,000. The respective Chairman of another committee shall receive an additional annual compensation of €10,000.
All members of the Supervisory Board are reimbursed for their expenses.
The remuneration of our Supervisory Board for the year ended December 31, 2021 was paid out during December 2021. Even though the compensation in the past has not always been paid in the year that the respective remuneration relates to, the fixed compensation and the remuneration for committee activities of our Supervisory Board members is considered owed and granted in the respective financial year in which the underlying services were performed.
The expenses recognized as aggregate remuneration of our Supervisory Board during the years ended December 31, 2021 and 2020 was €0.4 million and €0.3 million, respectively. The individual amounts of granted and owed compensation of our Supervisory Board members are included in the following table:

in thousands	Helmut Jeggle	Michael Motschmann	Prof. Dr. med. Christoph Huber	Dr. Ulrich Wandschneider
Base compensation
2021	177 €	59 €	59 €	88 €
2020	150	50	50	75
Committee compensation
2021	4	4	—	24
2020	—	—	—	20
Total
2021	181 €	63 €	59 €	112 €
2020	150 €	50 €	50 €	95 €

Members of the Supervisory Board who are only members of the Supervisory Board for part of the financial year or who chair or vice-chair the Supervisory Board or the Audit Committee or another committee shall receive the respective compensation on a pro-rata basis. The same applies insofar as this regulation or this regulation in a specific version is only in force during part of the financial year. Therefore, the amounts disclosed above consider the pro-rata application of the adjusted provisions of the Supervisory Board remuneration system.
If the reimbursement of expenses or the compensation is subject to value-added tax, the value-added tax shall be paid in addition.
The Supervisory Board members are included in our D&O liability insurance and are co-insured at our expense.
There are no arrangements or understandings between us and any member of our Supervisory Board providing for benefits upon termination of their service as director.
D.    Remuneration of Management Board Members
1    Remuneration System
1.1.    Remuneration System Philosophy
The compensation structure of the Company's Management Board is designed to promote corporate governance and is oriented towards the Company's sustainability and long-term development. The compensation is therefore also linked to ethical, ecological and social criteria, which reflects our overall strategy and culture. The compensation system therefore sets incentives for the sustainable, long-term development of the Company as a whole and for the long-term commitment of the Management Board members. The compensation system is designed to be clear and comprehensible. It is aligned with the requirements of the AktG and the recommendations of the German Corporate Governance Code as amended on December 16, 2019 and ensures that the Company’s Supervisory Board can react to organizational changes and flexibly take into account changing market conditions.
1.2    Responsibility for Determining the Remuneration of the Management Board
The Supervisory Board is responsible for determining the structure of the compensation system. On the basis of the compensation system, the Supervisory Board determines the specific compensation of the individual Management Board members. Within the framework of what is legally permissible, the Supervisory Board wishes to offer the members of the Management Board compensation that is both in line with the market and competitive in order to continue to attract and retain outstanding individuals in the future.
When determining the specific compensation, the Supervisory Board ensures that the compensation of the Management Board is appropriate and in line with market customary standards.
1.3    Involvement of the Annual General Meeting
The compensation system adopted by the Supervisory Board shall be submitted to the Annual General Meeting for approval. Pursuant to Sec. 120a para. 1 AktG, the Annual General Meeting (AGM) of a listed company shall resolve on the approval of the system for the compensation of the members of the Management Board presented by the Supervisory Board whenever there is a significant change to the compensation system, but at least every four years. A resolution confirming the compensation is permissible. Taking the requirements of Sec. 87a para. 1 AktG into account, the Supervisory Board adopted a slightly modified compensation system for the members of the Management Board on May 7, 2021. The compensation system for members of the Management Board was approved by the AGM on June 22, 2021 and becomes effective whenever new service agreements are entered into, existing service agreements are extended or specific compensation components are initiated.
The comprehensive remuneration system as approved by the AGM on June 22, 2021 is available online on our website www.biontech.de.
2.    Compensation Components, Target Total Compensation and further Provisions
The following table outlines an overview of the compensation components as well as the target total compensation and other provisions as foreseen by our comprehensive remuneration system as approved by the AGM on June 22, 2021, which is available online on our website www.biontech.de.

	Basis of Assessment / Parameters	Strategic Reference
Non-Performance related Compensation
Fixed compensation	Fixed contractually agreed compensation paid in twelve equal monthly installments.	The compensation of the Management Board is based on customary market standard. It is also in line with their duties and performance, as well as the situation and success of the Group.
Fringe benefits	Mainly allowances for health and long-term care insurance and supplementary insurance, non-cash benefits from bicycles and travel allowances.
Performance- related Compensation
Short-term performance-related variable compensation (short-term incentive, STI)
•Target bonus
•Limit on payout amount: up to a maximum of 60% of the amount of fixed compensation;
•Performance criteria: Company targets and ESG targets;
•Of the STI, 50% is payable in cash in the month following approval of the consolidated financial statements;
•Of the STI, 50% is payable in cash one year after the end of the financial year to which the STI relates and subject to an adjustment in relation to the share price development one year following the date, when the STI achievement is determined.
Incentivizes strong annual (non-financial and financial) performance as the foundation of the Group's long-term strategy and sustainable value creation with achieving strategic sustainability targets.
Long-term performance-related variable compensation (long-term incentive, LTI)
•Stock Option Program and/or Restricted Stock Unit Program (RSUP);
•Performance targets: Relative share price development and absolute share price development;
•Waiting period: Four years after allocation of the stock options or allocation of the remaining restricted stock units.

The LTI is intended to
promote the Management
Board's long-term
commitment to the Group and its sustainable growth.
Therefore, the performance
targets of the LTI are linked to the Group’s long-term share price development.

Other Compensation Rules

Target total compensation
For each Management Board member for the upcoming financial year the Supervisory Board sets Target Total Compensation corresponding to the sum of fixed compensation (~40%), target STI
(~20%) and target LTI (~40%, each as percentage of the Target Total Compensation). Relative to the Target Total Compensation the individual compensation components shall reflect the following percentage ranges.
•Chief Executive Officer
•Fixed compensation: 25-35%
•Variable compensation: 65-75%
•Target STI: 12 bis 18%
•Target LTI: 50 bis 60%
•Other Management Board members
•Fixed compensation: 35-45%
•Variable compensation: 55-65%
•Target STI: 17 bis 23%
•Target LTI: 30 bis 40%
Sets targets to the compensation of the Management Board to ensure a well-weighted combination between fixed and variable compensation components.
Maximum compensation
Maximum compensation for the financial year in accordance with Sec. 87a para. 1 sentence 2 no. 1 AktG:
•Chief Executive Officer (CEO): €20 million
•Other Management Board members: €10 million
Maximum compensation can only be achieved if the value of the stock options granted under the LTI at the time of exercise of the stock options is at least eight times the exercise price.
Caps the compensation of Management Board members to avoid uncontrollably high payouts and thus disproportionate costs and risks for the Group.
Further provisions
•Supervisory Board mandates within the BioNTech group: fully compensated for with the compensation as a member of the Management Board.
•Supervisory Board mandates outside the BioNTech group: Supervisory Board has to approve and decides within the scope of the approval whether and to what extent compensation is to be offset against the compensation of the Management Board member.
Further provisions also functions as a cap in case of different mandates within the BioNTech Group to avoid uncontrollably payouts and risks for the Group.

Claw-back and malus rules
•Service contracts of Management Board members to be newly concluded or extended and the terms and conditions of the Stock Option Plans and the RSUPs will contain so-called malus and claw-back provisions entitling the Company to withhold or reclaim variable compensation components in whole or in part in the event of a breach by the Management Board member concerned of internal company policies or statutory obligations.
•Service contracts of Management Board members to be newly concluded or extended and the terms and conditions of the Stock Option Plan will in future contain a provision obliging Management Board members to repay variable compensation already paid out if it transpires after payment that the basis for calculating the amount paid out was incorrect.
Ensures sustainable corporate development and ensures avoiding taking inappropriate risks.
Severance payment cap	In the event of premature termination, Management Board members are granted a severance payment in the amount of the compensation expected to be owed by the Company for the remaining term of the employment contract, up to a maximum of two years' compensation.	Caps the compensation of Management Board members in the case of premature termination to avoid uncontrollably high payouts and risks for the Group.
3.    Terms of the Service Contracts in place during the Year Ended December 31, 2021
The following sets forth the effective and termination dates of the current service agreements of our Management Board:
•Prof. Dr. med Ugur Sahin: September 1, 2019 – December 31, 2022
•Sean Marett: September 1, 2019 – September 30, 2022
•Dr. Sierk Poetting: September 1, 2019 – November 30, 2026 (renewed as of December 1, 2021)
•Prof. Özlem Türeci, M.D.: September 1, 2019 – May 31, 2022 (renewed as of March 1, 2022 until May 31, 2025)
•Ryan Richardson: January 1, 2020 – December 31, 2022
•Jens Holstein: July 1, 2021 – June 30, 2025
4.    Review of the Appropriateness of Management Board Compensation for the Year Ended December 31, 2021
During the years ended December 31, 2021 and 2020, we underwent a major transformational process internally to develop and fully commercialize our COVID-19 vaccine. Consequently, during the year ended December 31, 2021 we emphasized bringing our production capabilities up to full speed to ensure worldwide support to meet the continued global vaccine supply needs. To promote the business strategy and the long-term development of BioNTech, we challenged our remuneration system during the year ended December 31, 2021. Following a thorough review, our Supervisory Board slightly modified the compensation system for the members of the Management Board and the remuneration system was approved by the AGM in June 2021.

At the same AGM, the compensation of our Supervisory Board members was adjusted while generally retaining the system for the compensation of Supervisory Board members. A horizontal assessment comparing the remuneration system with data of comparable companies and a vertical assessment comparing it with the compensation of our employees (including the senior management) was performed for the years ended December 31, 2021 and 2020.
During 2022, we plan to conduct a review of the remuneration system of the Management Board to ensure appropriateness and to challenge the compensation of the members of the Management Board. Taking the market position of BioNTech into account, this assessment will review our Management Board's compensation in the light of market practice. We have started to engage an external and independent compensation consultant to assess the compensation level and structure with both horizontal and vertical comparisons in line with the rules of our comprehensive remuneration system as approved by the AGM on June 22, 2021, which is available online on our website www.biontech.de.
5.    Remuneration during the Year Ended December 31, 2021
5.1    Remuneration Granted and Owed during the Year Ended December 31, 2021
The total compensation granted or owed according to Sec. 162 para. 1 AktG to all members of the Management Board for the years ended December 31, 2021 and 2020 amounted to €3.2 million and €2.7 million. Compensation is considered granted if it either has been received by the Management Board members or the activities, to which the remuneration relates, have been performed. Compensation is considered owed, if the compensation components are legally due, but have not yet been received by the Management Board members. Hereinafter, if either one of the definitions applies, compensation is referred to only as being "granted and owed."

in thousands	Prof. Ugur Sahin, M.D.	Sean Marett	Dr. Sierk Poetting	Prof. Özlem Türeci, M.D.	Ryan Richardson(1)	Jens Holstein(2)

Fixed compensation
2021	360 €	400 €	376 €	360 €	320 €	275 €
2020	360	400	360	360	320	—
Fringe benefits(3)
2021	6	22	4	—	16	3
2020	6	11	11	3	4	—
Short-term incentive - first installment(4)
2021	90	100	90	90	80	75
2020	90	100	90	90	80	—
Short-term incentive – second Installment(5)
2021	90	100	90	90	80	75
2020	90	100	90	90	80	—
Share-based payments (incl. long-term incentive) (6)
2021	—	—	—	—	—	—
2020	—	—	—	—	—	—
Total
2021	546 €	622 €	560 €	540 €	496 €	428 €
2020	546 €	611 €	551 €	543 €	484 €	— €
(1)    Ryan Richardson was appointed to the Management Board as Chief Strategy Officer (CSO) and Managing Director effective as of January 12, 2020.
(2) Jens Holstein was appointed to the Management Board as Chief Financial Officer (CFO) effective as of July 1, 2021.
(3)    Includes social security, health and additional insurance, company bike and travel expenses.
(4)    The first installment of the STI for the year ended December 31, 2021, will be paid out in April 2022, the month after approval of the consolidated financial statements. The first installment of the STI for the year ended December 31, 2021 was considered granted and owed in 2021, the year in which the activity, to which the remuneration relates, has been performed. The first installment of the STI for the year ended December 31, 2020 was considered granted and owed in 2020 and was paid out in January 2021.
(5)    The second installment of the STI for the year ended December 31, 2021 was also considered granted and owed in 2021, as the Management Board had already completely performed the activity to which it relates. It will be paid out in February 2023 subject to an adjustment due to the share-price development. The second installment of the STI for the year ended December 31, 2020 was considered granted and owed in 2020 and was paid out in December 2021 with adjustments due to the share-price development. The amounts ultimately paid were as follows: Prof. Ugur Sahin, M.D. €221 thousand, Sean Marett €245 thousand, Dr. Sierk Poetting €221 thousand, Prof. Özlem Türeci, M.D. €221 thousand and Ryan Richardson €196 thousand.
(6)    Explanations on our share-based payment arrangements are given in section 6 and include the LTI arrangements and a one-time signing bonus agreed with Jens Holstein as outlined in detail under section 5.4. The benefits from our share-based payment arrangements are considered as granted and owed when the underlying performance and service requirements are considered fulfilled. During the year ended December 31, 2021, no performance and service requirements to a share-based payment arrangement (incl. long-term incentive) were considered fulfilled.

For the years ended December 31, 2021 and 2020 we did not make use of the malus and claw-back provisions, which would entitle us to withhold or reclaim variable compensation components in whole or in part as no event incurred which would be considered a breach in this respect.
For the years ended December 31, 2021 and 2020, there was no event of termination of the Management Board service contracts. According to this, we did not use the termination related rules and regulations, i.e., outstanding variable compensation components to the period up to termination shall be granted and in the event of premature termination due to evocation of the appointment the Board member shall receive a severance payment.
A detailed description of the malus and claw-back as well as termination provisions are included in our comprehensive remuneration system as approved by the AGM on June 22, 2021, which is available online on our website www.biontech.de.

5.2    Fixed Compensation and Fringe Benefits
Effective September 1, 2019, the annual fixed compensation for our Management Board members, Prof. Ugur Sahin, Sean Marett and Prof. Özlem Türeci was €360,000, €400,000 and €360,000, respectively. Effective January 1, 2020, the annual fixed compensation of Ryan Richardson is €320,000. All agreements led to the respective effective annual fixed compensation during the year ended December 31, 2021. Effective December 1, 2021, Dr. Sierk Poetting's annual fixed compensation was increased from €360,000 to €550,000 which led to an effective annual fixed compensation of €375,833 during the year ended December 31, 2021. Effective as of his appointment to the Management Board on July 1, 2021, Jens Holstein's annual fixed compensation was €550,000 which led to an effective annual fixed compensation of €275,000 during the year ended December 31, 2021.
The fixed compensation is paid out in twelve monthly installments as a salary. Other components of the fixed ompensation include fringe benefits such as allowances for health and long-term care insurance and supplementary insurance, non-cash benefits from bicycle and travel allowances. The Management Board of BioNTech SE benefits from our D&O insurance policy. The expenses of our D&O insurance are not considered compensation as it is concluded in our own interest covering risks for our Management Board, our Supervisory Board as well as senior executives and managing directors of BioNTech group entities.
5.3    Short-Term Incentive Compensation (STI)
The STI is a performance-related bonus with a one-year assessment period. The old service agreements with our Management Board provide for short-term incentive compensation of up to a maximum of 50% of the annual base salary; the new compensation system provides for STI amounts to a maximum of 60% of the amount of the fixed compensation per year. The payout amount of the short-term incentive compensation depends on the achievement of certain financial performance criteria and non-financial performance criteria (performance targets) of the Group in a particular financial year, which goals are set uniformly for all members of the Management Board.
A detailed description of the STI and potential performance targets are included in our comprehensive remuneration ystem as approved by the AGM on June 22, 2021, which is available online on our website www.biontech.de.
Effective January 1, 2020, the maximum short-term incentive compensation for our Management Board members, Prof. Ugur Sahin, Sean Marett, Dr. Sierk Poetting and Prof. Özlem Türeci was 50% of their annual fixed compensation. The same applied to Ryan Richardson's maximum short-term incentive compensation effective since January 1, 2020. Effective July 1, 2021, the maximum short-term incentive compensation for Jens Holstein was defined as €300,000. Effective January 1, 2022, the maximum short-term incentive compensation for Dr. Sierk Poetting has been increased to €300,000.
The performance targets defined by our Supervisory Board for the year ended December 31, 2021 were derived from the strategic and operational objectives of the Company rather than financial performance as continued development was the main emphasis in the year ended December 31, 2021. As shown in the table below, the ambitious and measurable performance targets include various Company Goals as well as an ESG Target and were defined in line with the applicable compensation system.
The determination on the actual achievement of the performance targets, which was made by the Supervisory Board in its reasonable discretion in the beginning of the 2022 financial year, is shown in the following table and explained below.

	Performance Targets 2021 Financial Year	Relative Weighting	Achievement
Company Goals	Release and sell / distribute 3 billion COMIRNATY® doses	15%	100%
	Develop explicit transformation plans and implement quick wins: • Manufacturing network plan • Integrated oncology acceleration plan • Integrated infectious disease acceleration plan • Integrated digitalization plan • Integrated automation plan • Global commercial strategy • Globale Unternehmensstrategie • Business support and processes	40%	100%
	Establish Singapore and China Headquarter and China Joint Venture (JV) + Tech Transfer	10%	100%
	Reach a specified number of clinical trials milestones	15%	100%
ESG	Achieve C+ rating for ESG (Environment / Social / Governance)	20%	100%
	Total	100%	100%

Considering the strong development of our year ended December 31, 2021 and the positive overall development, our Supervisory Board at its due discretion considered the manufacturing target to be fully achieved as 98% of the three billion doses set as manufacturing capacity target for the year ended December 31, 2021 were released. In addition, for strategic reasons, it was decided not to implement the technology transfer with China as this can only take place once marketing approval had been granted.
The determination on the actual achievement of the performance targets by the Supervisory Board for the year ended December 31, 2020 was also 100%.
The first installment of the STI for the year ended December 31, 2021, will be paid out in April 2022, the month after approval of the consolidated financial statements. The first installment of the STI for the year ended December 31, 2021 was considered granted and owed in 2021, the year in which the activity, to which the remuneration relates, has been performed.The first installment of the STI for the year ended December 31, 2020 was considered granted and owed in 2020 and was paid out in January 2021.
The second installment of the STI for the year ended December 31, 2021 was also considered granted and owed in 2021, as the Management Board had already completely performed the activity to which it relates. It will be paid out in February 2023 subject to an adjustment due to the share-price development. The second installment of the STI for the year ended December 31, 2020 was considered granted and owed in 2020 and was paid out in December 2021 with adjustments due to the share-price development.

Unchanged between the old service agreements and the new compensation scheme, the second installment of the STI is subject to adjustments in relation to the development of the share price between the determination date, when the STI achievement is determined, and the respective anniversary of that date (i.e., in the event of an increase or decrease in the share price, the payment amount is multiplied by the factor of the development of the share price).
The following table summarizes the overall target achievement and the resulting bonus payout amount per Management Board member.

Short-Term Incentive Compensation (STI) for the year ended December 31, 2021	Relative to fixed compensation (in %)	Compensation Corridor		Overall Target Achievement	STI Payment (in thousand)
		Lower Limit (0%)	Upper Limit (100%)		Thereof First Installment to be paid out in April 2022	Thereof Second Installment deferred and to be paid out in February 2023 (2)
Prof. Ugur Sahin, M.D.	50%	—	180	100%	90	90
Sean Marett	50%	—	200	100%	100	100
Dr. Sierk Poetting	48%	—	180	100%	90	90
Prof. Özlem Türeci, M.D.	50%	—	180	100%	90	90
Ryan Richardson	50%	—	160	100%	80	80
Jens Holstein(1)	55%	—	150	100%	75	75
(1)     Effective July 1, 2021, the maximum short-term incentive compensation for Jens Holstein was defined as € 300.000 which was applied on a pro-rata basis for the year ended December 31, 2021.
(2)     Deferred amount is dependent on the share price development during the year following the determination date in February 2022.
5.4    Share-based Payments (incl. Long-Term Incentive (LTI))
In the past, share-based payment arrangements were entered into with our Management Board members, which continue to be outstanding as of December 31, 2021. These include the Employee Stock Ownership Plan (ESOP) (granted in 2018) and the Chief Executive Officer Grant (granted in 2019), which are explained in detail in section 6 below.
The service agreements with our Management Board provide for a long-term incentive compensation in terms of an annual grant of options to purchase BioNTech shares for the years of their respective service periods. Those yearly LTI programs are in line with our comprehensive remuneration system as approved by the AGM on June 22, 2021, which is available online on our website www.biontech.de. The options granted each year will be subject to the terms, conditions, definitions and provisions of our Employee Stock Ownership Plan (ESOP) and the applicable option agreement thereunder (see section 6 below).

Effective January 1, 2020, the number of options to be granted each year to Prof. Ugur Sahin, Sean Marett, Prof. Özlem Türeci and Ryan Richardson are to be calculated based on a value of €750,000, €300,000, €300,000 and €260,000, respectively. The value used to calculate the number of options for Ryan Richardson increases to €280,000 for the year 2022. Effective December 1, 2021, with entering into a new service contract, the value on which the number of options to be granted each year to Dr. Sierk Poetting is based was increased from €300,000 to €550,000 for new awards. Effective as of his appointment to the Management Board on July 1, 2021, the number of options to be granted each year to Jens Holstein was to be calculated based on a value of €550,000. In each case the values must be divided by the amount by which a certain target share price exceeds the exercise price.
As of his appointment, the Supervisory Board granted Jens Holstein a one-time signing bonus of €800,000 by awarding 4,246 phantom shares. The phantom shares vest in four equal installments on July 1 of 2022, 2023, 2024 and 2025 but will only be settled in cash on July 1, 2025. As of December 31, 2021, the cash payment is subject to an effective settlement closing price cap. This means that the settlement closing price shall effectively be adjusted to ensure that the current price of an ADS as of the settlement date does not exceed 800% of the closing price applied when the award was initially granted. In addition, the total cash payment under the award shall not exceed €6.4 million.
During the year ended December 31, 2021, 25% of the Chief Executive Officer Grant (October 10, 2021) and 25% our 2020 LTI program (February 13, 2021) vested but continue to be subject to performance requirements.
The benefits from our share-based payment arrangements are considered as granted and owed when the underlying performance and service requirements are considered fulfilled. During the year ended December 31, 2021, no performance and service requirements to a share-based payment arrangement (incl. long-term incentive) were considered fulfilled.
5.5    Target Total and Maximum Compensation
The target total compensation for the Management Board for the years ended December 31, 2021 and 2020 is presented in the tables below. The following table discloses the compensation instruments and their compliance with the percentage ranges defined for target total compensation in our remuneration system.

	Prof. Ugur Sahin, M.D.				Sean Marett
	Years ended December 31,				Years ended December 31,
	2021		2020		2021		2020
	in thousands	in % of TTC	in thousands	in % of TTC	in thousands	in % of TTC	in thousands	in % of TTC
Non-performance related compensation
Fixed compensation	360	28%	360	28%	400	43%	400	44%
Fringe benefits	6	— %	6	— %	22	2%	11	1%
Performance-related compensation
Short-term incentive	180	14%	180	14%	200	22%	200	22%
Share-based payments (incl. long-term incentive)	750	58%	750	58%	300	33%	300	33%
Target Total Compensation (TTC)	1.296	100%	1.296	100%	922	100%	911	100%

	Dr. Sierk Poetting				Prof. Özlem Türeci, M.D.
	Years ended December 31,				Years ended December 31,
	2021		2020		2021		2020
	in thousands	in % of TTC	in thousands	in % of TTC	in thousands	in % of TTC	in thousands	in % of TTC
Non-performance related compensation
Fixed compensation	376	44%	360	42%	360	43%	360	43%
Fringe benefits	4	— %	11	1%	—	— %	3	— %
Performance-related compensation
Short-term incentive	180	21%	180	21%	180	21%	180	21%
Share-based payments (incl. long-term incentive)	300	35%	300	35%	300	36%	300	36%
Target Total Compensation (TTC)	860	100%	851	100%	840	100%	843	100%

	Ryan Richardson				Jens Holstein(1)
	Years ended December 31,				Years ended December 31,
	2021		2020		2021		2020
	in thousands	in % of TTC	in thousands	in % of TTC	in thousands	in % of TTC	in thousands	in % of TTC
Non-performance related compensation
Fixed compensation	320	42%	320	43%	275	39%	—	— %
Fringe benefits	16	2%	4	1%	3	— %	—	— %
Performance-related compensation								— %
Short-term incentive	160	21%	160	22%	150	21%	—	— %
Share-based payments (incl. long-term incentive)	260	34%	260	35%	275	39%	—	— %
Target Total Compensation (TTC)	756	100%	744	100%	703	100%	—	— %
(1)    Jens Holstein was appointed to the Management Board as Chief Financial Officer (CFO) on July 1, 2021. His compensation excludes the one-time signing bonus granted to him at the time of his appointment to the Supervisory Board.
Starting with the phantom share options issued in May 2021 (see section 6) the agreements include a maximum compensation (expense cap) clause limiting the total cash payment that the Management Board members are entitled to receive to €20.0 million for our Chief Executive Officer (CEO) or €10.0 million for all other Management Board members, less other compensation components received by each such board member in the respective grant year. It is not important when the respective compensation element was paid out, but for which financial year it was granted. Therefore, the application only becomes visible when all compensation components (including the long-term incentive) are considered owed and granted. That means that the target total achievement of the share-based payments (incl. long-term incentive) cannot be accessed in the year ended December 31, 2021.
6.    Additional Disclosures on Share-Based Payment Instruments
In accordance with Sec. 162 para. 1 no. 3 AktG, the table below provides an overview of the share options and other share-based payment instruments allocated to our Management Board as of December 31, 2021.

	Grant Date / (Estimated) Allocation Date	Number of Ordinary Shares Underlying Share Options / Number of Phantom Share Options (2)	Option Exercise Price (€)(9)	Earliest Option Exercise Date (11)	Option Expiration Date	Name of the Program

Prof. Ugur Sahin, M.D.	15.11.2018 (1)	1.830.348	10,14	16.09.2022	17.09.2026	ESOP 2018
	10.10.2019 (3)	4.374.963	13,60	10.10.2023	10.10.2029	CEO Grant 2019
	13.02.2020 (4)	97.420	28,32	13.02.2024	13.02.2030	LTI 2020(12)
	12.05.2021 (5)	17.780	163,54	12.05.2025	12.05.2031	LTI 2021(12)
Sean Marett	15.11.2018 (1)	610.110	10,14	16.09.2022	17.09.2026	ESOP 2018
	13.02.2020 (4)	38.968	28,32	13.02.2024	13.02.2030	LTI 2020(12)
	12.05.2021 (5)	7.112	163,54	12.05.2025	12.05.2031	LTI 2021(12)
Dr. Sierk Poetting	15.11.2018 (1)	610.110	10,14	16.09.2022	17.09.2026	ESOP 2018
	13.02.2020 (4)	38.968	28,32	13.02.2024	13.02.2030	LTI 2020(12)

	12.05.2021 (5)	7.112	163,54	12.05.2025	12.05.2031	LTI 2021(12)
Prof. Özlem Türeci, M.D.	15.11.2018 (6)	1.952.334	10,14	16.09.2022	17.09.2026	ESOP 2018
	13.02.2020 (4)	38.968	28,32	13.02.2024	13.02.2030	LTI 2020(12)
	12.05.2021 (5)	7.112	163,54	12.05.2025	12.05.2031	LTI 2021(12)
Ryan Richardson(7)	15.11.2018 (8)	149.508	10,14	16.09.2022	17.09.2026	ESOP 2018
	13.02.2020 (4)	33.772	28,32	13.02.2024	13.02.2030	LTI 2020(12)
	12.05.2021 (5)	6.163	163,54	12.05.2025	12.05.2031	LTI 2021(12)
Jens Holstein	17.05.2021 (5)	6.463	164,96	17.05.2025	17.05.2031	LTI 2021(12)
	01.07.2021 (10)	4.246	n/a (10)	07.01.2025 (10)	n/a (10)	Signing Bonus
(1)    Options fully vest on September 16, 2022.
(2)    18-for-1 stock split of our ordinary shares, which became effective on September 18, 2019 upon registration with the commercial register (Handelsregister) is reflected in share amounts granted in advance.
(3)    Options vest in four equal installments on October 10 of 2020, 2021, 2022 and 2023 but will not become exercisable until October 10, 2023.
(4)    Options vest in four equal installments on February 13 of 2021, 2022, 2023 and 2024 but will not become exercisable until February 13, 2024.
(5)    Options were issued as phantom share options and vest in four equal installments on May 12 of 2022, 2023, 2024 and 2025 for all Management Board members but Jens Holstein and May 17 of 2022, 2023, 2024 and 2025 for Jens Holstein. The options will not become exercisable until May 12, 2025 and May 17, 2025, respectively.

(6)    Options fully vested on March 16, 2019, however these options will not become exercisable until September 16, 2022.
(7)    Ryan Richardson was appointed to the Management Board as Chief Strategy Officer (CSO) and Managing Director on January 12, 2020. The share options granted on November 15, 2018 under the Employee Stock Ownership Plan were granted before his appointment to the Management Board.
(8)    Options fully vested on October 10, 2019, however these options will not become exercisable until September 16, 2022.
(9)    As of December 31, 2021, all options other than those granted to Ryan Richardson before he was appointed to the Management Board are subject to an effective exercise price cap. This means that the exercise price shall effectively be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. As of December 31, 2021, with respect to the phantom share options issued in May 2021, all agreements include an additional maximum compensation clause limiting the total cash payment that the Management Board members are entitled to receive to €20.0 million for Ugur Sahin as Chief Executive Officer (CEO) or €10.0 million for all other Management Board members, less other compensation components received by each such board member in the respective grant year.
(10)    As of July 1, 2021 when Jens Holstein was appointed to the Management Board as Chief Financial Officer (CFO), the Supervisory Board granted Jens Holstein a one-time signing bonus as outlined in section 5.4.
(11)    Indicates end of the respective waiting period, additional restrictions with respect to exercise windows may apply.
(12)    Management Board Grant (Long-Term Incentive) in the respective years.

Employee Stock Ownership Plan 2018
Based on a pertinent authorization of the general meeting on August 18, 2017, we established a share option program under which we granted selected employees options to receive our shares. The program is designed as an Employee Stock Ownership Plan, or ESOP. We have offered the participants a certain number of rights by explicit acceptance of the participants. The exercise of the option rights in accordance with the agreement gives the participants the right to obtain shares against payment of the exercise price. The option rights (other than Prof. Özlem Türeci’s and Ryan Richardson’s options referred to in the above table and footnotes) generally fully vest after four years and can only be exercised if: (i) the waiting period of four years has elapsed; and (ii) at the time of exercise, the average closing price of the shares of the Company or the average closing price of the right or certificate to be converted into an amount per share on the previous ten trading days preceding the exercise of the option right exceeds the strike price by a minimum of 32%, with this percentage increasing by eight percentage points as of the fifth anniversary of the respective issue date and as of each subsequent anniversary date. The option rights can be exercised at the latest eight years after the allocation date. If they have not been exercised by that date, they will forfeit without compensation.
As of December 31, 2021, with respect to the Management Board members, other than Ryan Richardson who was not a Management Board member at the time the options were granted, the options are subject to an effective exercise price cap. This means that the exercise price shall effectively be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price.
By way of shareholders’ resolution of the general meeting on August 19, 2019, the authorization to issue such option rights was amended such, that, in order for the options to be exercisable, the average closing price of the Company’s shares or the average closing price of the right or certificate to be converted into an amount per share on the ten trading days immediately preceding the exercise must exceed the strike price by a minimum of 28%, with this percentage increasing by seven percentage points as of the fifth anniversary of the issue date and as of each subsequent anniversary date. Also, in addition to the aforementioned requirements, the exercise is only possible if the share price (calculated by reference to the price of the ordinary share underlying the ADS) has performed similar to or better than the Nasdaq Biotechnology Index. The changes made do not affect option rights already issued.
Chief Executive Officer Grant 2019
In September 2019, we granted Prof. Ugur Sahin, M.D., our co-founder and Chief Executive Officer, an option to purchase 4,374,963 of our ordinary shares, subject to Prof. Sahin’s continuous employment with us. The option is subject to the terms, conditions, definitions and provisions of our ESOP and the applicable option agreement thereunder. The options’ exercise price per share is the Euro translation of the public offering price from our initial public offering, $15.00 (€13.60) which, as of December 31, 2021, is subject to the effective exercise price cap. The option will vest annually in equal installments after four years commencing on the first anniversary of our initial public offering and will be exercisable four years after our initial public offering. The vested option rights can only be exercised if and to the extent that each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the Target Price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the shares outstanding immediately following the initial public offering (other than shares owned by us), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index or a comparable successor index as of such time is higher than such index was as of the last trading day before the allocation date. The option rights can be exercised up to ten years after the allocation date. If they have not been exercised by that date, they will lapse without compensation.
Management Board Grant (Long-Term Incentive)
The service agreements with our Management Board provide for a long-term incentive compensation in terms of an annual grant of options to purchase BioNTech shares for the years of their respective service periods. The options granted each year will be subject to the terms, conditions, definitions and provisions of our Employee Stock Ownership Plan (ESOP) and the applicable option agreement thereunder. The allocation of the number of issued options in 2020 occurred in February 2020 (2020 allocation date). In May 2021 (2021 allocation date), phantom options equivalent to the number of options the Management Board members would have been entitled to receive for the year 2021 were granted under the Management Board Grant.
The per share exercise price of the options is the Euro equivalent of the arithmetic mean of the closing prices of the ten last trading days prior to the allocation date. For the awards allocated as of February 2020, the exercise price has been determined to be $30.78 (€28.32), calculated as of grant date using the foreign exchange rate as published by the German Central Bank (Deutsche Bundesbank). As of December 31, 2021, the awards allocated as of February 2020 are subject to the effective exercise price cap. For the awards allocated as of May 12, 2021, and May 17, 2021 the exercise price has been determined to be $185.23 (€163.54) and $186.83 (€164.96), respectively (both amounts calculated as of December 31, 2021 using the foreign exchange rate as published by the German Central Bank (Deutsche Bundesbank). With respect to the phantom share options issued in May 2021, as of December 31, 2021, all agreements include the effective exercise price cap and an additional maximum compensation clause limiting the total cash payment that the Management Board members are entitled to receive to €20.0 million for Ugur Sahin as Chief Executive Officer (CEO) or €10.0 million for all other Management Board members, less other compensation components received by each such board member in the respective grant year. The options will vest annually in equal installments over four years commencing on the first anniversary of the allocation date and will be exercisable four years after the allocation date. The vested options can only be exercised if and to the extent that each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the target price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the ordinary shares outstanding immediately following the initial public offering (other than ordinary shares owned by BioNTech), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index or a comparable successor index as of such time is higher than such index was as of the last trading day before the allocation date. The options expire ten years after the allocation date. If they have not been exercised by that date, they will lapse without compensation.

E.    Information on the Relative Development of the Compensation of the Management Board, the Compensation of the Employees and the Development of the Company's Earnings
The following table shows the relative development during the year ended December 31, 2021 compared to the prior year of the compensation granted and owed to the Supervisory and Management Board members, the average compensation of our employees and selected key earning indicators.
Selected key earning indicators considered by Sec. 162 para. 1 no. 2 AktG generally measure the development of earnings on the basis of revenues, operating income/ (loss) of the BioNTech Group (IFRS) and net income (HGB) of BioNTech SE. Considering our operational and financial development our key earnings indicators increased exceptionally and changed significantly during the year ended December 31, 2021 compared to the prior-year period. Therefore, the development of those indicators relative to our Supervisory and Management Board members' compensation is not considered meaningful.
For the presentation of the average compensation of employees, the calculation was based on the average number of full-time equivalent people employed during the respective period by the BioNTech Group.

in %	Change 2021 vs. 2020
Management Board
Prof. Ugur Sahin, M.D.	—
Sean Marett	2
Dr. Sierk Poetting	2
Prof. Özlem Türeci, M.D.	(1)
Ryan Richardson	2
Jens Holstein(1)	n. m. (6)
Supervisory Board
Helmut Jeggle	21
Michael Motschmann	26
Prof. Dr. med. Christoph Huber	18
Dr. Ulrich Wandschneider	18
Earnings indicators
Revenues from contracts with customers (IFRS BioNTech Group)(2)	n. m.(6)
Operating income/ (loss) (IFRS BioNTech Group)(3)	n. m.(6)
Net income (HGB BioNTech SE)(4)	n. m.(6)
Compensation of the workforce
Total workforce(5)	5
(1)         Jens Holstein was appointed to the Management Board as Chief Financial Officer (CFO) on July 1, 2021. Therefore, a comparison with the prior year is not possible.
(2)    Revenues changed significantly from €482.3 million during the year ended December 31, 2020 to €18,977 million during the year ended December 31, 2021.

(3)    Operating profit / (loss) changed significantly from €82.4 million operating loss during the year ended December 31, 2020 to €15,283.8 million operating profit during the year ended December 31, 2021.
(4)    Net income (HGB) changed significantly from €128.9 million net loss during the year ended December 31, 2020 to €10,777.6 million net income during the year ended December 31, 2021. The information on net income (HGB) is not representative for the group but is considered to be a key earning indicator in terms of Sec. 162 para. 1 no. 2 AktG.
(5)    The average employee compensation is based on the compensation of BioNTech Group employees including social security contributions, excluding expenses incurred from share-based payment as those are not yet considered granted and owed since the underlying performance and service requirements are not yet considered fulfilled, and calculated using the average full-time equivalent at the beginning and end of the respective period.
(6)        n.m. not meaningful

F.    Conclusion on Applied Remuneration System for the Year Ended December 31, 2021
The year ended December 31, 2021 was another transformational year for us during which our Supervisory Board and Management Board remained constant, apart from the new addition of Jens Holstein who joined the Management Board as of July 1, 2021 as new CFO. During the year ended December 31, 2021 the service agreement with Dr. Sierk Poetting was renewed as of December 1, 2021.
To promote the business strategy and the long-term development of BioNTech, we challenged our remuneration system during the year ended December 31, 2021. Following a thorough review, our Supervisory Board slightly modified the compensation system for the members of the Management Board and the remuneration system was approved by the AGM in June 2021. At the same AGM, the compensation of our Supervisory Board members was adjusted while generally retaining the system for the compensation of Supervisory Board members.
Other than those listed in this report, the members of the Management Board and Supervisory Board received no further compensation or benefits in the reporting year.
Based on the overall analysis, the Supervisory Board comes to the conclusion that the remuneration system for the Management Board and Supervisory Board was applied in all aspects as adopted at the Annual General Meeting during the year ended December 31, 2021. All agreements with the Management Board contribute to our business strategy.
Mainz, March 29. 2022
BioNTech SE

For the Management Board
Prof. Ugur Sahin, M.D. Chief Executive Officer, CEO	Jens Holstein Chief Financial Officer, CFO

For the Supervisory Board
Helmut Jeggle Chairman of the Supervisory Board

Auditor's Report
To BioNTech SE
We have audited the accompanying remuneration report of BioNTech SE, Mainz, for the financial year from 1 January to 31 December 2021, including the related disclosures, which was prepared in accordance with Sec. 162 of the German Stock Corporation Act (AktG). We have not audited the content of the disclosures on the review of the appropriateness of the remuneration of the Management Board in Sec. 4, which constitute disclosures of the remuneration report beyond those required by Sec.162 of the German Stock Corporation Act (AktG).
Responsibility of the legal representatives and the Supervisory Board
The legal representatives and the Supervisory Board of BioNTech SE are responsible for the preparation of the remuneration report, including the related disclosures, which complies with the requirements of Sec. 162 of the German Stock Corporation Act (AktG). The legal representatives and the Supervisory Board are also responsible for the internal controls as they deem necessary to enable the preparation of a remuneration report, including the related disclosures, that is free from material misstatement, whether due to fraud or error.
Auditor's responsibility
Our responsibility is to express an opinion on this remuneration report, including the related disclosures, based on our audit. We conducted our audit in accordance with German generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer, IDW). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the remuneration report, including the related disclosures, is free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the remuneration report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the remuneration report and related disclosures. The objective is to design and perform audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the accounting principles used and the reasonableness of accounting estimates made by management and the supervisory board, as well as evaluating the overall presentation of the remuneration report, including the related disclosures.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Audit Opinion

In our opinion, based on the findings of our audit, the remuneration report for the financial year from 1 January to 31 December 2021, including the related disclosures, complies in all material respects with the accounting provisions of Sec. 162 of the German Stock Corporation Act (AktG). Our opinion on the remuneration report does not cover the content of the above-mentioned disclosures in the remuneration report that exceed the scope of Sec. 162 of the German Stock Corporation Act (AktG).
Other matters - Formal audit of the remuneration report
The review of the content of the remuneration report described in this auditor's report includes the formal review of the remuneration report required by Sec 162 para. 3 of the German Stock Corporation Act (AktG), including the issuance of an opinion on this review. As we express an unqualified opinion on the content of the remuneration report, this opinion includes an opinion on whether the disclosures pursuant to Sec. 162 para. 1 and 2 German Stock Corporation Act (AktG) have been made in all material respects in the remuneration report.
Limitation of liability
For the performance of the engagement and our responsibility and liability, also in relation to third parties, the "General Engagement Terms for German Public Auditors and Public Audit Firms" in the version of 1 January 2017 issued by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer, IDW) attached to this audit opinion apply.
Köln, March 30, 2022
Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
Zwirner            Weigel
German Public Auditor    German Public Auditor

2.Information on the Supervisory Board Candidates Proposed for Election under Agenda Item 8
Prof. Dr. Anja Morawietz, Frankfurt am Main
Professor of External Accounting and General Business Administration at the Nuremberg University of Applied Sciences Georg Simon Ohm
Personal Data:
Date of birth: 21 January 1977
Place of birth: Hoya
Nationality: German
Education:
•Apprenticeship as a bank clerk at Norddeutsche Landesbank, Hanover.
•Degree in business administration / specialization in banking at the Leibniz Academy, Hanover
•Studied business administration at Goethe University, Frankfurt am Main
•Doctorate as external doctoral candidate (Dr. rer. pol.) at Goethe University, Frankfurt am Main
Professional Background:
2005 - 2015: KPMG AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, Financial Services division - work in consulting and auditing (from April 2012 as authorized signatory (Prokuristin), January 2015 appointment as auditor).
2015 - present: Professor of External Accounting and General Business Administration at the Nuremberg University of Applied Sciences Georg Simon Ohm
Membership in Domestic Supervisory Boards to be Formed by Law:
None
Membership in Comparable Domestic or Foreign Supervisory Bodies of Commercial Enterprises:
None
Other Significant Activities:
•Freelance activities in the areas of accounting, financial and sustainability reporting, corporate governance and audit-related consulting

•
Prof. Dr. Rudolf Staudigl, Burghausen
Independent consultant and member of the Supervisory Board of TÜV Süd Aktiengesellschaft
Personal Data:
Date of birth: 18 June 1954
Place of birth: Neufahrn bei Freising
Nationality: German
Education:
•Studied chemistry at the Ludwig-Maximilians-University, Munich
•Doctorate (Dr. rer. nat.)
•Post-doctoral researcher at Harvard University, Cambridge/Massachusetts, USA
•Academic councilor at the Ludwig-Maximilians-Universität, Munich
Professional Background:
1983 - 1989: Manager Materials for Optical Fibers, Wacker Chemitronic GmbH, Burghausen, Germany
1989 - 1990: Vice President Operations, Wacker Siltronic Corporation, Portland, USA
1990 - 1993: Chairman of the Management Board, Wacker Siltronic Corporation, Portland, USA
1993 - 1995: Chief Technology Officer (Technical Managing Director, from 1994 Management Board), Wacker Chemitronic GmbH (from 1994 Wacker Chemitronik AG), Burghausen, Germany
1995 - 2008: Member of the Management Board, Wacker Chemie GmbH (from 2005 Wacker Chemie Aktiengesellschaft), Munich, Germany
2000 - 2008: Labor Director, Wacker Chemie GmbH (from 2005 Wacker Chemie Aktiengesellschaft), Munich, Germany
2008 to 2021: Chairman of the Management Board, Wacker Chemie Aktiengesellschaft, Munich, Germany
2008 to 2021: Chairman of the Supervisory Board of the Wacker Pension Fund
2021: Retirement at the end of the Annual General Meeting of Wacker Chemie Aktien-gesellschaft on May 12, 2021
Membership in Domestic Supervisory Boards to be Formed by Law:
•Member of the Supervisory Board of TÜV Süd Aktiengesellschaft

Membership in Comparable Domestic or Foreign Supervisory Bodies of Commercial Enterprises:
•None
Other Significant Activities:
•Honorary professor of industrial chemistry at the Technical University of Munich
•Member of the Supervisory Board of Groz-Beckert KG (Deputy Chairman)
•Independent consultant to the Chairman of the Management Board of Contemporary Amperex Technology Ltd, Ningde, China

Helmut Jeggle, Holzkirchen
Managing Partner of Salvia GmbH and entrepreneurial venture capital investor
Personal Data:
Date of birth: 7 September 1970
Place of birth: Biberach an der Riß
Nationality: German
Education:
•Degree in Business Administration, Neu-Ulm University of Applied Sciences
•Master of Business Administration (MBA), Stuttgart Institute of Management and Technology
Professional Background:
2000 - 2002: Trainee in the Finance Department, Hexal AG, Holzkirchen, Germany
2002 - 2005: Head of Controlling, Hexal AG, Holzkirchen, Germany
2005 - 2007: Head of Corporate Planning and Analysis for Germany, Sandoz Pharmaceuticals GmbH, Holzkirchen, Germany
2007 - 2015: Head of Investments Life Sciences, ATHOS Service GmbH, Munich, Germany
2008 - 2021: Managing Director and authorized signatory (Prokurist) in numerous subsidiaries of ATHOS Service GmbH, later ATHOS KG
2015 - 2019: Managing Director, ATHOS Service GmbH, Munich, Germany
2019 - 2021: Personally liable partner of ATHOS KG, Munich, Germany
Since 2014: Founder/Managing Director of Salvia GmbH, Holzkirchen, Germany
Since 2021: Managing Director of Salvia Service GmbH, Holzkirchen, Germany
Membership in Domestic Supervisory Boards to be Formed by Law:
•4SC AG, Planegg-Martinsried, Germany
•AiCuris Anti-infective Cures AG, Wuppertal, Germany
•APK AG, Merseburg, Germany
•BioNTech SE, Mainz (Chairman of the Supervisory Board), Germany
•tonies SE, Düsseldorf (boxine) (Member of the Supervisory Board and Chairman of the Audit Committee)
Membership in Comparable Domestic or Foreign Supervisory Bodies of Commercial Enterprises:

•Member of the Supervisory Board, AFFiRiS AG, Vienna, Austria
•Member of the Board, IQM, Espoo (Finland)
•Member of the Board, SiO2 Medical Products, Auburn (USA)
•Member of the Board, Solaris Pharma Corporation, Bridgewater (USA)
Other Significant Activities:
•Chairman of the Advisory Board, CorTec GmbH, Freiburg, Germany
•Member of the Advisory Board, Glycotope GmbH, Berlin, Germany
•Member of the Advisory Board, Movinga GmbH, Berlin, Germany
•Member of the Advisory Board, OQmented GmbH, Itzehoe, Germany

3.Remuneration System for the Members of the Supervisory Board of BioNTech SE (Agenda Item 9)

3.1    Extract from the Articles of Association of BioNTech SE and Proposed New Regulation on Supervisory Board Remuneration
The currently applicable regulation on the remuneration of the members of the Company's Supervisory Board in Sec. 9 para. 6 of the Articles of Association reads as follows:
"In addition to reimbursement of their expenses, the members of the Supervisory Board shall receive annual compensation of EUR 70,000, the Chair three times this amount and the Vice Chair one and a half times this amount. The Chair of the Audit Committee shall receive an additional annual compensation of EUR 30,000. The respective Chair of another committee shall receive an additional annual compensation of EUR 10,000. Members of the Supervisory Board who are only members of the Supervisory Board for part of the financial year or who chair or vice-chair the Supervisory Board or the Audit Committee or another committee shall receive the respective compensation on a pro-rata basis. The same applies insofar as this regulation or this regulation in a specific version is only in force during part of the financial year. If the reimbursement of expenses or the compensation is subject to value added tax, the value added tax shall be paid in addition. In its own interest, the Company shall maintain appropriate D&O liability insurance for its corporate bodies and management, which shall also include the members of the Supervisory Board and be co-insured at the expense of the Company."
The proposed amendment to Sec. 9 para. 6 of the Articles of Association reads as follows:
“In addition to reimbursement of their expenses, the members of the Supervisory Board shall receive annual compensation of EUR 70,000, the Chair three times this amount and the Vice Chair one and a half times this amount. The Chair of the Audit Committee shall receive an additional annual compensation of EUR 30,000. The respective Chair of another committee shall receive an additional annual compensation of EUR 15,000. An ordinary committee member receives an additional annual remuneration of EUR 5,000 per committee. Members of the Supervisory Board who are only members of the Supervisory Board for part of the financial year or who chair or vice-chair the Supervisory Board or the Audit Committee or another committee shall receive the respective compensation on a pro-rata basis. The same applies insofar as this regulation or this regulation in a specific version is only in force during part of the financial year. If the reimbursement of expenses or the compensation is subject to value added tax, the value added tax shall be paid in addition. In its own interest, the Company shall maintain appropriate D&O liability insurance for its corporate bodies and management, which shall also include the members of the Supervisory Board and be co-insured at the expense of the Company.”
3.2    Objective of Supervisory Board Remuneration and Relation to Corporate Strategy
The system for the remuneration of the members of the Supervisory Board is based on the legal requirements and takes into account the recommendations of the German Corporate Governance Code. The remuneration of the members of the Supervisory Board shall be balanced overall and shall be commensurate with the responsibilities and tasks of the members of the Supervisory Board and the situation of the Company, also taking into account the remuneration regulations of other comparable listed companies. At the same time, it shall make the assumption of a mandate as Supervisory Board member or chair of the Supervisory Board or a committee or as a member of a committee appear sufficiently attractive in order to be able to attract and retain outstanding mandate holders. This is a prerequisite for the best possible supervision and advice to the Management Board, which in turn make a significant contribution to a successful business strategy and the long-term success of the Company.
3.3    Components, Amount and Structure of the Supervisory Board Remuneration
The members of the Supervisory Board shall continue to receive a purely fixed remuneration to strengthen the independence of the Supervisory Board, to enable an objective and neutral performance of the advisory and supervisory function as well as independent personnel and remuneration decisions. This also corresponds to recommendation G.18 of the German Corporate Governance Code, according to which the remuneration of the Supervisory Board should consist of a fixed remuneration. In accordance with the recommendation of the German Corporate Governance Code, the higher time expenditure of the Chair and Deputy Chair of the Supervisory Board as well as the Chair and members of committees shall be appropriately taken into account by means of a corresponding additional remuneration. The annual basic remuneration for a member of the Supervisory Board is currently EUR 70,000 and shall remain unchanged. The Chair of the Supervisory Board shall receive three times the basic remuneration of an ordinary member of the Supervisory Board, his deputy one and a half times. The Chair of the Audit Committee shall additionally receive an annual remuneration of EUR 30,000. The respective Chair of another committee shall additionally receive an annual remuneration of EUR 15,000. An ordinary committee member shall receive an additional annual remuneration of EUR 5,000 per committee.
Members of the Supervisory Board who are only members of the Supervisory Board for part of the financial year or who chair, or deputy chair the Supervisory Board, the Audit Committee or another committee shall receive the respective remuneration pro rata temporis. The same shall apply if this regulation or this regulation in a specific version is only in force during part of the financial year.
Insofar as the reimbursement of expenses or the remuneration is subject to value added tax, the Company shall additionally reimburse the value added tax. Furthermore, the members of the Supervisory Board are included in a pecuniary damage liability insurance policy for members of executive bodies, which is maintained by the Company in the interest of the Company at an appropriate amount. The premiums for this are paid by the Company.
3.4    Determination and Procedure for Review of Supervisory Board remuneration
The regulations on remuneration as well as the remuneration system shall be regularly reviewed by the Supervisory Board regarding their appropriateness, whereby external remuneration experts may also be consulted. At least every four years and in the event of proposals to change the remuneration regulations, the Annual General Meeting shall pass a resolution on the remuneration of the members of the Supervisory Board. The Annual General Meeting may confirm the respective existing system of Supervisory Board remuneration or pass a resolution to amend it. Corresponding resolution proposals to the Annual General Meeting are submitted by the Management Board and the Supervisory Board in accordance with the legally regulated division of responsibilities, so that there is mutual control between the two bodies. The decision on the final structure of the remuneration system is assigned to the Annual General Meeting.

III.Further Details
The Company's Management Board, with the approval of the Supervisory Board, has decided in accordance with Sec. 1 para. 2 of the COVID-19 Act that, against the background of the ongoing pandemic, the Annual General Meeting will again be held this year as a virtual Annual General Meeting without the physical presence of shareholders or their proxies.
Investor Portal
To enable our shareholders and their proxies to register for the Annual General Meeting, grant proxy and vote on the resolutions to be passed by the Annual General Meeting, we have set up an investor portal, which can be accessed via our website
https://investors.biontech.de/agm
(the "Investor Portal"). In addition, the Annual General Meeting will be broadcast via a website which is also accessible at the above-mentioned website.
To access the Investor Portal, shareholders and proxies require access authorization. Shareholders registered in the share register will receive the necessary information together with the registration documents for the Annual General Meeting.
We kindly refer our ADS holders to the section "ADS Holders" further below in this information.
Requirements for Participation in the Virtual Annual General Meeting and the Exercise of Voting Rights
Shareholders are entitled to exercise their shareholder rights (also by proxy) who have registered in due time and whose shares are entered in the share register at the end of the registration deadline, i.e., on Wednesday, 25 May 2022, 24:00 hours (CEST). After this time and until the end of the Annual General Meeting, no further entries will be made in the share register for technical reasons (so-called "write stop"). Therefore, the registration status of the share register on the day of the virtual Annual General Meeting corresponds to the status at the end of the registration deadline, Wednesday, 25 May 2022, 24:00 hours (CEST) ("technical record date"). The trading of the shares is not restricted due to the write stop, the shares are not blocked.
The registration for participation in the Annual General Meeting must be received at the latest by Wednesday, 25 May 2022, 24:00 (CEST) at the following address:
BioNTech SE
c/o Computershare Operations Center
80249 München
Deutschland
E-Mail: anmeldestelle@computershare.de
or electronically within the above-mentioned registration period using the password-protected Investor Portal via the following website of the Company:
https://investors.biontech.de/agm

To facilitate the registration, registration documents will be sent to shareholders who are registered in the Company's share register no later than 0:00 a.m. (CEST) on Wednesday, 11 May 2022.
Access authorization is required to use the password-protected Investor Portal. Shareholders who are registered in the Company's share register no later than Wednesday, 11 May 2022, 0:00 a.m. (CEST), will be sent their individual access data together with the registration documents for the virtual Annual General Meeting. After receipt of the registration documents, the Company will offer its shareholders the opportunity to register online via the Company's investor portal at
https://investors.biontech.de/agm
to register for the virtual Annual General Meeting.
After the registration documents have been sent, shareholders entered in the share register may register for the virtual Annual General Meeting by the registration deadline on 25 May 2022, 24:00 hours (CEST) using the registration options provided elsewhere (to the above-mentioned address or e-mail address).
Voting by Electronic Postal Vote
Shareholders or their proxies may cast their votes by electronic absentee ballot by way of electronic communication, even without attending the virtual Annual General Meeting, using the Investor Portal on the Company's website at https://investors.biontech.de/agm in accordance with the procedures provided for that purpose. This possibility of electronic postal voting is available until the beginning of the voting in the virtual Annual General Meeting on 1 June 2022. The same applies to a revocation or a change of the voting by electronic absentee ballot. In this case, the above-mentioned requirements for participation in the virtual Annual General Meeting and the exercise of voting rights must also be met.
If an individual vote is held on an agenda item without this having been communicated in advance of the virtual Annual General Meeting, an absentee vote cast on this agenda item shall also count in total as an absentee vote for each item of the individual vote.
Authorized intermediaries, shareholders' associations and proxy advisors or other persons treated as such pursuant to Sec. 135 para. 8 of the Stock Corporation Act may also use electronic postal voting.

Procedure for Voting by Proxies Appointed by the Company
To exercise the voting right within the framework of the virtual Annual General Meeting, the Company also offers shareholders and their proxies the possibility to authorize proxies appointed by the Company who are bound by instructions. In this case, the above-mentioned requirements for participation in the virtual Annual General Meeting and the exercise of voting rights must also be met.

A form that can be used for granting power of attorney and issuing instructions to the proxies appointed by the Company will be sent to the shareholders together with the registration documents for the virtual Annual General Meeting.
The granting of powers of attorney and instructions to the proxies appointed by the Company (as well as, if applicable, an amendment and revocation of granted powers of attorney and instructions) may be made by post or by e-mail no later than Tuesday, 31 May 2022, 12:00 noon (CEST) (time of receipt) to:
BioNTech SE
c/o Computershare Operations Center
80249 München
Deutschland
E-Mail: anmeldestelle@computershare.de
In addition, power of attorney and instructions to the proxies appointed by the Company may be issued electronically using the password-protected Investor Portal on the Company's website at https://investors.biontech.de/agm. This possibility of granting a power of attorney and issuing instructions to the proxies nominated by the Company is available until the beginning of voting in the virtual Annual General Meeting on Wednesday, 1 June 2022. Even in the case of a written authorization and instruction of the proxies by means of the form sent with the registration documents, an amendment to a vote is still possible after the expiry of the above-mentioned deadline via the Investor Portal until the beginning of voting in the virtual Annual General Meeting.
For a revocation of the granting of a power of attorney to the proxies appointed by the Company or the amendment of instructions, the above-mentioned information on the possibilities of transmission and the deadlines shall apply accordingly.
If the proxies nominated by the Company are authorized, they must in any case be given instructions on how to exercise the voting right. The proxies of the Company are obliged to vote in accordance with the instructions given to them. The proxies appointed by the Company shall not accept any powers of attorney to file objections against resolutions of the Annual General Meeting, to exercise the right to ask questions or to file motions.
Should an individual vote be held on an agenda item without this having been communicated in advance of the virtual Annual General Meeting, an instruction on this agenda item as a whole shall also be deemed to be a corresponding instruction for each item of the individual vote.
Procedure for Voting by Other Proxies
Shareholders may have their voting rights exercised by a proxy, such as a credit institution or other intermediary, a shareholders' association, a proxy advisor, or any other person. In this case, the above-mentioned requirements for participation in the virtual Annual General Meeting and the exercise of the voting right must also be fulfilled.
If neither a credit institution or another intermediary nor a shareholders' association or any other person or association of persons equivalent to an intermediary pursuant to Sec. 135 para. 8 of the German Stock Corporation Act is authorized, the granting and revocation of the proxy as well as the proof of authorization vis-à-vis the Company shall require text form; furthermore, the granting and revocation of the proxy may also be effected electronically by using the Investor Portal.

Intermediaries, shareholders' associations, proxy advisors and other persons with equal status pursuant to Sec.135 para. 8 of the German Stock Corporation Act may provide for different regulations for their own authorization. Sec. 135 of the German Stock Corporation Act provides, among other things, that the power of attorney be granted to a specific proxy and be verifiably recorded by the proxy. The proxy declaration must also be complete and may only contain declarations related to the exercise of voting rights. Shareholders who wish to authorize an intermediary, a shareholders' association, a proxy advisor, or any other equivalent person pursuant to Sec. 135 para. 8 of the German Stock Corporation Act are therefore advised to consult with the person to be authorized in good time on the procedure for granting proxy and the form of proxy that may be required.
If the shareholder authorizes more than one person, the Company may reject one or more of them.
A form that can be used to grant a proxy will be sent to the shareholders together with the registration documents for the virtual Annual General Meeting.
Further Information on the Exercise of Voting Rights
If voting rights are granted in due time both in text form and electronically via the Investor Portal by means of a power of attorney and, if applicable, instructions to the proxies of the Company or a credit institution, a shareholders' association, a voting rights advisor and other intermediary or equivalent pursuant to Sec. 135 of the German Stock Corporation Act, only the declarations made electronically via the Investor Portal shall be considered binding, irrespective of the time of receipt.
If voting rights are granted in due time by several means (letter, e-mail or electronically via the Investor Portal) by proxy and instructions to the proxies of the Company, the processing shall be subordinate to the declarations in the Investor Portal but shall have priority over the declarations made by other means. The following order applies to these declarations: 1. by e-mail, 2. by letter.
A power of attorney granted in text form and, if applicable, instructions to the proxies of the Company shall have priority over a power of attorney granted in text form and, if applicable, instructions to a credit institution, a shareholders' association, a voting rights advisor and other intermediary or equivalent pursuant to Sec. 135 of the German Stock Corporation Act.
If a credit institution, a shareholders' association, a voting rights advisor and other intermediary or equivalent pursuant to Sec. 135 of the German Stock Corporation Act is not prepared to act as proxy, the proxies of the Company shall be authorized to act as proxies in accordance with the instructions.
The last revocation of a declaration received in due time shall be decisive.
ADS Holders
ADS holders will be able to participate in the Annual General Meeting by means of video and audio transmission, which will be available via the website
https://investors.biontech.de/agm.

The Depositary, The Bank of New York Mellon (the "Depositary"), will make this information available to eligible ADS holders from the U.S. record date of Wednesday, 27 April 2022. Please note that ADS holders will not be able to vote on the agenda items at the Annual General Meeting during the video and audio broadcast on Wednesday, 1 June 2022.
Registered and beneficial ADS holders will have the opportunity to ask questions on agenda items by e-mail from Tuesday, 10 May 2022. Questions must be submitted via the following e-mail address:
HV@biontech.de
Any questions must be submitted no later than one day before the Annual General Meeting, i.e., by midnight (CEST) on Monday, 30 May 2022. After the expiry of the above-mentioned deadline, no more questions may be submitted. The Management Board shall decide how to answer the questions at its own dutiful discretion. It is intended to name the questioners in the course of answering the questions, unless they have expressly objected to being named.
Subject to the additional requirements of the Deposit Agreement in respect of American Depositary Shares and to the extent that the relevant beneficial ADS holder complies with the requirements set out in a separate notice, beneficial ADS holders may give voting instructions to their respective banks or brokers holding their ADSs. The relevant banks or brokers will forward the voting instructions to the Depositary (or an entity designated by the Depositary) by Monday, 23 May 2022. The Depositary (or the entity designated by the Depositary) will then exercise the voting rights of the shares in the Company subject to the relevant American Depositary Shares in accordance with the relevant instruction. The details of the exercise of the right of the beneficial ADS holders to exercise the voting rights by the Depositary (or by the entity designated by the Depositary) will be communicated to the beneficial ADS holders by the Depositary through their respective banks or brokers holding their ADSs.
For questions regarding the exercise of voting rights, registered ADS holders may contact:
BNY Mellon Shareowner Services (shrrelations@cpushareownerservices.com; telephone: +1 201 680 6825 and toll free from within the United States of America: +1 888 269 2377).
If a beneficial ADS holder holds American Depositary Shares on the U.S. record date of Wednesday, 27 April 2022 through a bank, broker or nominee, the AGM papers, including the ADS proxy card, will be sent to the address of the beneficial ADS holder provided by the bank, broker or nominee. Beneficial ADS holders should contact their respective banks or brokers for their voting instructions and if they have any questions.
Shareholders' Rights
a)Request for additions to the agenda pursuant to Art. 56 sentence 2 and sentence 3 SE Regulation, Sec. 50 para. 2 SEAG, Sec. 122 para. 2 of the German Stock Corporation Act.
Shareholders whose shares alone or together amount to at least 5% of the share capital or at least the pro rata amount of 500,000 euros (equivalent to 500,000 shares) of the share capital may request that items be added to the agenda and published.
The request must be addressed to the Company in writing, and each new item on the agenda must be accompanied by a statement of reasons or a draft resolution. The request for an addition to the agenda may also relate to an item for discussion without a resolution. The request must be received by the Company no later than 7 May 2022, 24:00 CEST. Such request should be sent to the following postal address:
BioNTech SE – Management Board (Vorstand)
An der Goldgrube 12
55131 Mainz
Germany
Additions to the agenda, which are to be announced, will be published in the Federal Gazette without delay after receipt of the request, unless they have already been announced with the convening of the Annual General Meeting. They will also be published on the Investor Portal (see above under "Investor Portal").
If requests for additions to the agenda are to be published in accordance with the above explanations, any proposed resolutions attached thereto shall be treated in the general meeting as if they had been submitted orally in the Annual General Meeting if the shareholder making the request has duly registered for the virtual Annual General Meeting and is entered in the Company's share register.
b)Countermotions and election proposals by shareholders pursuant to Art. 53 SE Regulation, Sec. 126 para. 1, Sec. 127 of the German Stock Corporation Act in conjunction with Art. 2 § 1 para. 2 sentence 3 COVID-19 Act.
Pursuant to Sec. 126 para. 1 of the German Stock Corporation Act, every shareholder is entitled to submit countermotions to resolutions proposed by the Management Board and the Supervisory Board on items on the agenda. The same applies to countermotions to election proposals for the election of Supervisory Board members and auditors (Sec. 127 of the German Stock Corporation Act). Countermotions and election proposals by shareholders must be submitted by Tuesday, 17 May 2022, 24:00 (CEST) exclusively to:
BioNTech SE
Investor Relations
An der Goldgrube 12
55131 Mainz
Germany
or by e-mail to: HV@biontech.de
Countermotions and election proposals received in due time, i.e., by Tuesday, 17 May 2022, 24:00 (CEST), at the above address and to be made available will be made available to the other shareholders on the Company's website at https://investors.biontech.de/agm, including the name of the shareholder and any grounds for the motion. Any statements by the administration will also be published on this website. The Company may refrain from making a countermotion and its grounds available if one of the grounds for exclusion pursuant to Sec. 126 para. 2 of the

German Stock Corporation Act applies, e.g. because the countermotion would lead to a resolution of the Annual General Meeting that is contrary to the law or the Articles of Association. A statement of the grounds for a countermotion need not be made available if it exceeds 5,000 characters in total.
Shareholders shall also be entitled to submit nominations for the election of Supervisory Board members or auditors. The above provision on countermotions shall apply to them mutatis mutandis, with the proviso that the election proposal need not be substantiated. Beyond the above-mentioned exclusions of Sec. 126 section 2 of the German Stock Corporation Act, the nomination need not be made available if the nomination does not contain the name, profession, and place of residence of the Supervisory Board members or auditor proposed for election and, in the case of nominations for the election of Supervisory Board members, does not include the membership in other statutory supervisory boards.
No motions may be submitted during the virtual general meeting. A countermotion to be made accessible pursuant to Sec. 126 of the German Stock Corporation Act or an election proposal to be made accessible pursuant to Sec. 127 of the German Stock Corporation Act shall be considered as having been submitted during the virtual Annual General Meeting if the shareholder submitting the motion has duly registered for the Annual General Meeting.
c)Shareholders' right to ask questions pursuant to Art. 53 SE Regulation, Sec. 131 para. 1 of the German Stock Corporation Act in conjunction with Art. 2 § 1 para. 2 sentence 1 no. 3, sentence 2 COVID-19 Act
The shareholders' right to information pursuant to Sec. 131 para. 1 of the German Stock Corporation Act is restricted in the case of a virtual general meeting pursuant to Art. 2 § 1 para. 2 COVID-19 Act. Accordingly, shareholders only have the right to ask questions by way of electronic communication (Art. 2 § 1 para. 2 sentence 1 no. 3 COVID-19 Act). The Management Board may also stipulate that questions must be submitted no later than one day before the Annual General Meeting (Art. 2 § 1 para. 2 sentence 2, half sentence 2 COVID-19 Act). The Management Board of BioNTech SE has made use of this option with the consent of the Supervisory Board. Duly registered shareholders have the right to ask questions by means of electronic communication (cf. Art. 2 § 1 para. 2 sentence 1 no. 3 COVID-19 Act). Any questions must be submitted no later than one day prior to the Annual General Meeting, i.e., no later than Monday, 30 May 2022, 24:00 (CEST), using the Investor Portal on the Company's website at
https://investors.biontech.de/agm
Questions submitted after the above-mentioned deadline or in a language other than German will not be considered. It is intended to name the questioners in the context of answering the questions unless they have expressly objected to being named.
Pursuant to Art. 2 § 1 para. 2 sentence 2, half sentence 1 of the COVID-19 Act, the Management Board decides how to answer questions at its own discretion.

d)Right to object to resolutions of the Annual General Meeting
Shareholders who have exercised their voting rights themselves or through a proxy may - again themselves or through a proxy - object to resolutions via the Investor Portal at
https://investors.biontech.de/agm
and thus, in deviation from Sec. 245 para. 1 of the German Stock Corporation Act without physically attending the Annual General Meeting, file an objection for the record of the notary public against any resolution adopted by the Annual General Meeting (Art. 2 § 1 para. 2 sentence 1 no. 4 of the COVID-19 Act). The objection may be lodged from the beginning of the Annual General Meeting until its end.
Further explanations of shareholders' rights can also be found on the Internet at " https://investors.biontech.de/agm".
Total Number of Shares and Voting Rights
At the time of convening this Annual General Meeting, the share capital of the Company is divided into 246,807,808 no-par value registered shares. Each share carries one vote. At the time of convening the Annual General Meeting, the Company holds 3,788,592 treasury shares. It is not entitled to any rights from these. The total number of shares with participation and voting rights at the time of convening the Annual General Meeting is therefore 243,019,216.
Availability of Information
The information pursuant to Sec. 124a of the German Stock Corporation Act shall be published on the Company's website at the latest from the time of convening the meeting at
https://investors.biontech.de/agm
at the latest. The information pursuant to Sec. 125 of the German Stock Corporation Act in conjunction with the Implementing Regulation (EU) 2018/1212 is also available there.
Notes on Data Protection
The Company processes personal data of the shareholders (name and surname, address, e-mail address, number of shares, type of shareholding) and possibly also personal data of the shareholders' representatives and the ADS holders in its capacity as controller and on the basis of the applicable data protection laws. The shares of the Company are registered shares. The processing of personal data is legally necessary for the proper preparation and execution of the virtual general meeting, the exercise of the shareholders' voting rights, the possibility of following the virtual general meeting by means of electronic connection and the maintenance of the share register.
The legal basis for the processing is Art. 6 para. 1 sentence 1 lit. c) of the General Data Protection Regulation in conjunction with Sections 67, 118 et seq. of the German Data Protection Act and in conjunction with. Art. 2 para. 1 COVID-19 Act. If the shareholders, shareholder representatives and ADS holders do not provide their personal data themselves, BioNTech SE usually receives it from the shareholder's custodian bank or from the depositary. Insofar as the processing of personal data is necessary for organizational reasons for the implementation of the virtual Annual General Meeting, the legal basis for this is Art. 6 para. 1 sentence 1 lit. f) of the General Data Protection Regulation.
The service providers commissioned by the Company for the purpose of organizing the virtual Annual General Meeting process the personal data of the shareholders exclusively in accordance with the instructions of BioNTech SE and only insofar as this is necessary for the performance of the commissioned service. All employees of the Company and the employees of the commissioned service providers who have access to and/or process personal data of the shareholders are obliged to treat this data confidentially.
The Company deletes shareholders' personal data in accordance with the law, in particular when the personal data is no longer necessary for the original purposes for which it was collected or processed, the data is no longer required in connection with any administrative or judicial proceedings and there is no legal obligation to retain the data.
In addition, personal data of shareholders or shareholder representatives who exercise their voting rights and follow the virtual Annual General Meeting by means of electronic connection can be viewed by other shareholders, shareholder representatives and ADS holders, in particular, via the legally required list of participants (Sec. 129 of the German Stock Corporation Act). This also applies to questions that shareholders or shareholder representatives may have asked in advance.
Subject to the legal requirements, data subjects have the right to obtain information about their personal data processed and to request the rectification or deletion of their personal data or the restriction of processing. In addition, data subjects have the right to lodge a complaint with the supervisory authorities. Insofar as the legal basis for the processing of personal data is Art. 6 (1) sentence 1 lit. f) of the General Data Protection Regulation, the data subjects also have the right to object under the statutory conditions. For comments and queries regarding the processing of personal data, the company's data protection officer can be reached at the contact information available at "https://biontech.de/de/data-privacy-policy".
Video and audio transmission of the entire Annual General Meeting
All shareholders of the Company, ADS holders and the interested public can follow the entire Annual General Meeting on Wednesday, 1 June 2022, from 2:00 p.m. (CEST) on the Internet at " https://investors.biontech.de/agm".

Mainz, April 2022

BioNTech SE
The Management Board